Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

WRIGHT MEDICAL GROUP, INC.

a Delaware corporation,

BRAVES WMS, INC.

a Delaware corporation,

WRIGHT MEDICAL GROUP N.V.

a Dutch public limited liability company (naamloze vennootschap) and solely for the limited purposes herein,

CARTIVA, INC.

a Delaware corporation,

and

FORTIS ADVISORS LLC

as Representative

Dated as of August 24, 2018

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 24, 2018 (the “Agreement Date”) by and among Wright Medical Group, Inc., a Delaware corporation (“Parent”), Braves WMS, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Wright Medical Group N.V., a Dutch public limited liability company (naamloze vennootschap) (“Wright”), solely for the purposes of this paragraph, the Recitals below and Article 12 of this Agreement, Cartiva, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, as Representative (the “Representative”).

RECITALS

A. The parties intend that, subject to the terms and conditions hereinafter set forth, Merger Sub shall merge with and into the Company (the “Merger”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), on the terms and subject to the conditions of this Agreement and pursuant to a Certificate of Merger in such form as is required by, and executed in accordance with, the relevant provisions of Delaware Law and is reasonably approved by the Company (the “Certificate of Merger”), and the applicable provisions of the laws of the State of Delaware.

B. The Boards of Directors of Parent, Merger Sub and the Company have determined that the Merger is in the best interests of their respective companies and stockholders and have approved and declared advisable this Agreement and the Merger.

C. Promptly following the execution and delivery of this Agreement, the Company will secure from each Company Stockholder (as defined below) listed on Exhibit A-1 a written consent substantially in the form attached hereto as Exhibit A-2 (the “Company Stockholder Consent”) approving the Merger and adopting this Agreement.

D. Parent, Merger Sub, Wright and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below.

“Acquisition Proposal” means with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (A) any acquisition or purchase from the Company, or from the stockholders of the Company, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company, or any merger, consolidation, business combination or similar transaction involving the Company; (B) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business) or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions; or (C) any liquidation or dissolution of the Company, or any extraordinary dividend or distribution, whether of cash or other property.

“Action” means any action, suit, litigation, arbitration, mediation, proceeding, prosecution, investigation, hearing, audit, examination or subpoena commenced, brought, conducted or heard by or before any court, arbitrator, mediator or other Governmental Authority or tribunal.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the first Person, including without limitation a Subsidiary of the first Person, a Person of which the first Person is a Subsidiary or another Subsidiary of a Person of which the first Person is also a Subsidiary; “control” (including the term “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract or credit arrangement, as trustee or executor, or otherwise.

“Aggregate Exercise Price” means the sum of the exercise prices of all Company Options and Company Warrants which are unexpired, unexercised and outstanding immediately prior to the Effective Time and that have an exercise price per share that is less than the Per Share Amount.

“Applicable Law” means, collectively, all foreign, federal, state, local or municipal laws, statutes, ordinances, regulations, and rules, and all Orders applicable to a Person or any of its assets, products, properties or businesses.

“Balance Sheet Date” means June 30, 2018, the date of the Company Balance Sheet.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in Atlanta, GA and Memphis, TN are authorized or obligated by law or executive order to close.

“Closing” means the closing of the transactions to consummate the Merger.

“Closing Date” means a time and date (i) as promptly as practicable (and in any event within two Business Days) after the satisfaction or waiver of the conditions set forth in Article 8 and Article 9 (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions) or (ii) such other time and date as Parent and the Company may mutually agree in writing.

“Closing Financial Certificate” means a certificate executed on behalf of the Company by the Chief Financial Officer of the Company, dated as of the Closing Date, certifying: (A) the amount of Company Closing Cash; (B) the amount of Company Closing Debt; (C) the amount of Company Net Working Capital; (D) the amount of Company Net Working Capital Shortfall or Company Net Working Capital Surplus, as applicable; and (E) the Aggregate Exercise Price.

“COBRA Coverage” means continuation coverage required under Section 4980B of the Code and Part 6 of Title I of ERISA or any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Ancillary Agreements” means, collectively, each certificate to be delivered on behalf of the Company by an officer or officers of the Company at the Closing pursuant to Article 9 (the “Company Closing Certificates”) and each agreement or document (other than this Agreement) that the Company is to enter into as a party thereto pursuant to this Agreement.

“Company Balance Sheet” means the Company’s unaudited balance sheet as of the Balance Sheet Date included in the Company Financial Statements.

“Company Business” means the business of the Company as presently conducted.

“Company Bylaws” means the Company’s bylaws, in effect as of the Agreement Date, as may be amended from time to time.

“Company Capital Stock” means the Company Common Stock, the Company Series A Stock, the Company Series B Stock, the Company Series C Stock, the Company Series D Stock and the Company Series E Stock.

“Company Certificate of Incorporation” means the Company’s Restated Certificate of Incorporation in effect as of the Agreement Date, as may be further amended from time to time

“Company Closing Cash” means, as of the Closing Date, the Company’s cash and cash equivalents (including marketable securities and restricted cash) (as defined by and determined in accordance with U.S. GAAP); provided that Company Closing Cash shall not include any amounts held for the benefit of a Person that is not the Company.

“Company Closing Debt” means, as of the Closing Date, the Company’s Debt.

“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.

“Company Financial Statements” means (A) the Company’s audited balance sheet dated December 31, 2017 and December 31, 2016, (B) the Company’s audited statements of operations, statements of cash flows and statements of changes in stockholders’ equity for the year ended December 31, 2017 and December 31, 2016, (C) the Company Balance Sheet, and (D) the Company’s unaudited statement of operations and statement of cash flows for the six-month period ended June 30, 2018, and any notes to the foregoing financial statements.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.1 (“Organization and Good Standing”), Section 3.3 (“Power, Authorization and Validity”), Section 3.4 (“Capitalization of the Company”), Section 3.8 (“Taxes”) and Section 3.20 (“No Brokers”).

“Company Merger Expenses” means (A) all third party professional advisory fees and expenses incurred by the Company in connection with the Merger and this Agreement and the Company Ancillary Agreements and the transactions contemplated hereby and thereby (including any fees and expenses of legal counsel, accountants and Tax advisors, fees and expenses payable to financial and Tax advisors, investment bankers and brokers of the Company, and any such fees and expenses incurred by the Company Securityholders or Company employees, paid for or to be paid for by the Company) and (B) the cost of the Company D&O Tail Policy (as defined in Section 6.5(b)).

“Company Net Working Capital” means, as of the Closing Date, (A) the Company’s total current assets (as defined by and determined in accordance with U.S. GAAP on a basis consistent with the Company’s Financial Statements) less (B) the Company’s total current liabilities (as defined by and determined in accordance with U.S. GAAP on a basis consistent with the Company’s Financial Statements). For clarity, for purposes of calculating Company Net Working Capital, (1) the Company’s current assets shall (x) include accounts receivable, inventory, prepaid expenses and other current assets on a net basis and (y) exclude Company Closing Cash, receivables from Company employees relating to promissory notes payable to the Company and deferred Tax assets representing timing differences between book and Tax income and (2) the Company’s current liabilities shall (x) include accounts payable, accrued expenses, accrued vacation and other current liabilities, (y) exclude Company Closing Debt, Company Merger Expenses, and deferred Tax liabilities representing timing differences between book and Tax income. For clarity, there shall be no double counting with respect to any of the items set forth above.

“Company Net Working Capital Shortfall” means, if the Company Net Working Capital as of the Closing Date is less than $4,000,000 (the “Net Working Capital Target”), the Net Working Capital Target minus the Company Net Working Capital.

“Company Net Working Capital Surplus” means, if the Company Net Working Capital as of the Closing Date is greater than or equal to the Net Working Capital Target, the Company Net Working Capital minus the Net Working Capital Target.

“Company Optionholders” means the holders of Company Options.

“Company Option Plan” means the 2012 Stock Plan of the Company and any other non-plan option grant, agreement or arrangement with respect to Company Common Stock, in each case as amended.

“Company Options” means options to purchase shares of Company Common Stock including, but not limited to, options to purchase shares of Company Common Stock under the Company Option Plan.

“Company Preferred Stock” means the Company Series A Stock, the Company Series B Stock, the Company Series C Stock, the Company Series D Stock and the Company Series E Stock, collectively.

“Company Securityholders” means the Company Stockholders, the Company Optionholders and the Company Warrantholders, collectively.

“Company Series A Stock” means the Series A Preferred Stock, $0.0001 par value per share, of the Company.

“Company Series B Stock” means the Series B Preferred Stock, $0.0001 par value per share, of the Company.

“Company Series C Stock” means the Series C Preferred Stock, $0.0001 par value per share, of the Company.

“Company Series D Stock” means the Series D Preferred Stock, $0.0001 par value per share, of the Company.

“Company Series E Stock” means the Series E Preferred Stock, $0.0001 par value per share, of the Company.

“Company Stockholders” means the holders of shares of Company Capital Stock.

“Company Warrantholders” means the holders of Company Warrants.

“Company Warrants” means warrants to purchase shares of Company Capital Stock.

“Contract” means any legally binding written or oral agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, permit, mortgage, guarantee, purchase order, insurance policy, benefit plan or commitment or undertaking of any nature, in each case as amended, supplemented or otherwise modified.

“Coverage Policy” means a determination by a Third Party Payor to pay or not pay for an item or service under the terms of the Third Party Payor’s health benefits plan. A Coverage Policy may be disseminated through a policy statement, article, notice, or other form of written communication.

“Debt” means, with respect to any Person, the aggregate of the following: (A) any liability of such Person (1) for borrowed money (including the current portion thereof), (2) under any reimbursement obligation relating to a letter of credit, bankers’ acceptance, note purchase facility, credit card line or the like, (3) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (4) for the deferred purchase price of property or services, (5) under any capitalized or synthetic leases or (6) under any financial hedging, swap or similar arrangements; and (B) any liability described in clause (A) of other Persons to the extent guaranteed by such first Person, or recourse to such first Person or any of its assets, or that is otherwise the legal liability of such first Person. Debt includes (without duplication) (i) any and all accrued interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the prepayment of any Debt and (ii) any and all amounts of the nature described in clauses (A)(1)-(3) owed by such Person to any of its Affiliates including any of its stockholders. Debt excludes trade payables and other similar liabilities incurred in the ordinary course of business.

“Delaware Law” means the Delaware General Corporation Law.

“delivered” means, with respect to any statement in Article 3 of this Agreement to the effect that any information, document or other material has been “delivered” to Parent or its representatives, that such information, document or material was: (A) available for review by Parent or its representatives in the virtual data room set up by the Company in connection with this Agreement as of 11:59 p.m. Eastern Time on the date one calendar day prior to the Agreement Date; or (B) delivered to Parent or its representatives in the manner described in Section 12.9 of this Agreement by 11:59 p.m. Eastern Time on the date one calendar day prior to the Agreement Date.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected in accordance with Delaware Law in connection with the Merger.

“Dissenting Shares Excess Payments” means any payment in respect of Dissenting Shares (including fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding in respect of any Dissenting Shares) in excess of the amount of cash that would have been payable pursuant to Section 2.1(b) in respect of such shares had they never been Dissenting Shares.

“Effective Time” means the time of the filing of the Certificate of Merger (or such later time as may be mutually agreed in writing by the Company and Parent and specified in the Certificate of Merger).

“Effective Time Holders” means the Company Securityholders as of immediately prior to the Effective Time (other than holders solely of shares of Company Capital Stock which constitute and remain Dissenting Shares).

“Employment Offer Letter” means an employment offer letter in the form attached as Exhibit B extended by Parent to be effective as of the Closing.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothecation, charge, security interest, title retention device, collateral assignment, option, right of first refusal, preemptive right, community property interest or other encumbrance of any kind in respect of such asset, other than Permitted Encumbrances.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, proprietorship, company (including any company limited by shares, limited liability company or joint stock company), firm, society, enterprise, association, organization or other entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Entity (whether or not incorporated) other than the Company that would have ever been considered, together with the Company, to be a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Cash” means cash in an aggregate amount equal to 2.5% of the Total Merger Consideration.

“Escrow Percentage” means the quotient obtained by dividing (A) the Escrow Cash by (B) the sum of Total Merger Consideration and the Aggregate Exercise Price.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent Agreement” means an exchange agent agreement between Parent, the Exchange Agent and the Representative, in a form reasonably acceptable to Parent and the Representative.

“Expense Cash” means an amount of cash equal to $1,250,000.

“Expense Percentage” means the quotient obtained by dividing (A) the Expense Cash by (B) the sum of Total Merger Consideration and the Aggregate Exercise Price.

“FDA” means the United States Food and Drug Administration.

“Fraud” means actual fraud under Delaware law (including the requisite elements of (A) false representation, usually one of fact, (B) knowledge or belief that the representation was false (i.e., scienter), (C) intention to induce the claimant to act or refrain from acting, (D) the claimant’s action or inaction was taken in justifiable reliance upon the representation and (E) the claimant was damaged by such reliance and as established by the standard of proof applicable to such actual fraud).

“Fully Diluted Company Capital Stock” means the sum, without duplication, of (A) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, (B) the aggregate number of shares of Company Common Stock issuable upon the conversion of shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time, (C) the aggregate number of shares of Company Common Stock issuable upon the exercise of Company Options to acquire shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) and Company Warrants to acquire shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, and (D) the aggregate number of shares of Company Common Stock issuable upon the conversion of shares of Company Preferred Stock issuable upon the exercise of Company Warrants to acquire shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Governmental Authority” means any: (A) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (B) federal, state, local, municipal, foreign or other government; (C) governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (D) Entity to whom a Governmental Authority has assigned or delegated any authority or oversight responsibilities.

“Group” means the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Health Care Program” means any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, TRICARE and Medicaid, worker’s compensation, and all other government contracting agencies.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (A) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (B) all trademarks, service marks and trade names, all applications, registrations, and renewals in connection therewith, and including all goodwill associated with any of the foregoing; (C) all copyrights, and all applications, registrations, and renewals in connection therewith; (D) all trade secrets and confidential business information; (E) all computer software (including source code, executable code, data, databases, and related documentation); and (G) all copies and tangible embodiments of any of the foregoing, in whatever form or medium (including manuals, memoranda and records).

“knowledge” means the actual knowledge, after reasonable investigation of such Entity’s employees with expertise in the applicable subject matter, of the executive officers of an Entity of a particular fact, circumstance, event or other matter in question; provided, however, that with respect to the Company, executive officers means solely Timothy J. Patrick and Peter J. Pizzo, III.

“Marketing Approvals and Applications” means, with respect to a medical device in a particular country or regulatory jurisdiction, receipt of all approvals or clearances (which may include pricing approval) necessary for the commercial sale of the device in such country or regulatory jurisdiction, and applications for such approvals.

“Material Adverse Effect” when used in connection with an Entity means any change, event, circumstance, condition or effect that, individually or in the aggregate, taking into account all other changes, events, circumstances, conditions or effects, is or is reasonably likely to be materially adverse in relation to the financial condition, assets (including intangible assets), liabilities, business, operations or results of operations of such Entity and its Subsidiaries, taken as a whole, except to the extent that any such change, event, condition or effect directly or indirectly results from, arises out of, is attributable to or related to any one or more of the following: (A) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (B)

conditions (or changes in such conditions) in the industries in which such Entity conducts business; (C) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (D) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; (E) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby; (F) any actions taken or failure to take action, in each case, which Parent has approved, consented to or requested, or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement, or the failure to take any action prohibited by this Agreement; (G) changes in any Applicable Law (or the interpretation thereof) or changes in U.S. GAAP or other accounting standards (or the interpretation thereof); and (H) any failure of the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance metrics (but not, in each case, the underlying cause of such failure, unless such failure would otherwise be excepted from this definition); except, with respect to clauses (A), (B), (C) and (G), to the extent that the impact thereof is disproportionately and materially adverse to the Company, relative to others in the industry or industries in which the Company operates (in which case the incremental material disproportionate impact may be taken into account in determining whether there has been a Material Adverse Effect).

“Merger Sub Ancillary Agreements” means, collectively, each certificate to be delivered on behalf of Merger Sub by an officer or officers of Merger Sub at the Closing pursuant to Article 8 (the “Merger Sub Closing Certificates”) and each agreement or document (other than this Agreement) that Merger Sub is to enter into as a party thereto pursuant to this Agreement.

“Merger Sub Common Stock” means the Common Stock, $0.0001 par value per share, of Merger Sub.

“Order” means any order, writ, injunction, judgment, decision, ruling, decree, award, determination or stipulation issued, promulgated or entered by, or any settlement or other agreement under the jurisdiction of, any court, arbitrator, mediator or other Governmental Authority or tribunal.

“Parent Ancillary Agreements” means, collectively, each certificate to be delivered on behalf of Parent by an officer or officers of Parent at the Closing pursuant to Article 8 (the “Parent Closing Certificates”) and each agreement or document (other than this Agreement) that Parent is to enter into as a party thereto pursuant to this Agreement.

“Per Share Amount” means the quotient obtained by dividing (A) the sum of (1) the Total Merger Consideration and (2) the Aggregate Exercise Price, by (B) the Fully Diluted Company Capital Stock.

“Per Share Closing Amount” means (A) the Per Share Amount minus (B) the Per Share Escrow Amount minus (C) the Per Share Expense Amount.

“Per Share Escrow Amount” means (A) the Per Share Amount multiplied by (B) the Escrow Percentage.

“Per Share Expense Amount” means (A) the Per Share Amount multiplied by (B) the Expense Percentage.

“Permitted Encumbrances” means: (A) statutory liens for Taxes that are not yet delinquent or liens for Taxes that are being contested in good faith and for which reserves have been made in accordance with U.S. GAAP; (B) statutory liens to secure obligations, not yet delinquent, to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens incurred in the ordinary course of business for amounts which are not, individually or in the aggregate, material to the business of the Company; (E) any restriction or limitation imposed by this Agreement; (F) with respect to Company securities, any restrictions on transfer imposed by applicable federal and state securities laws; (G) any non-exclusive license of Intellectual Property; and (H) such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

“Person” means any individual, Entity or Governmental Authority.

“Pre-Closing Tax Period” shall mean any Taxable period or portion thereof ending on or prior to the Closing Date, including the portion of any Straddle Period ending on and including the Closing Date.

“Pro Rata Share” means, with respect to a particular Effective Time Holder, the amount of cash such Effective Time Holder is entitled to receive pursuant to Section 2.1(b) with respect to such Effective Time Holder’s Company Capital Stock (other than Dissenting Shares), Company Options and Company Warrants relative to the amount of cash all Effective Time Holders are entitled to receive pursuant to Section 2.1(b) with respect to their Company Capital Stock (other than Dissenting Shares), Company Options and Company Warrants.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Spreadsheet” means a spreadsheet dated as of the Closing Date which shall set forth, as of the Closing Date and immediately prior to the Effective Time, the following factual information relating to holders of Company Capital Stock, Company Options and Company Warrants: (A) the names of all the Company Securityholders and their respective addresses as shown in the records of the Company and where available, email addresses and taxpayer identification numbers; (B) the number and kind of shares of Company Capital Stock held by, or subject to the Company Options or Company Warrants held by, such Persons; (C) the exercise price per share in effect for each Company Option and Company Warrant; (D) the amount of cash issuable to each Company Stockholder, Company Optionholder and Company

Warrantholder in exchange for the Company Capital Stock, Company Options and Company Warrants held by such Persons and (E) the Pro Rata Share of each Effective Time Holder and the amount of the Escrow Cash and the Expense Cash allocated to each Effective Time Holder.

“Straddle Period” means any Taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means any corporation or other business Entity: (A) in which a Person owns (directly or indirectly, beneficially or of record) at least a 50% equity, beneficial or financial interest; (B) in which a Person owns (directly or indirectly, beneficially or of record) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (C) that is otherwise, directly or indirectly, controlled by a Person.

“Tax” (and, with correlative meaning, “Taxes”) means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed by any Tax Authority (U.S. or non-U.S.).

“Tax Authority” means any Governmental Authority responsible for the imposition, administration, assessment, and/or collection of any Tax.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes and any amendments or supplements of any of the foregoing.

“Third Party Payor” means any Health Care Program and any insurance company, managed care organization, preferred provider organization, health or medical plan or program or other third-party payor, whether private, commercial or governmental, or any fiscal intermediary or contractor of any of the foregoing.

“Total Merger Consideration” means (A) $435,000,000, plus (B) the Company Closing Cash, plus (C) the Company Net Working Capital Surplus (if any), minus (D) the Company Closing Debt, minus (E) the Company Net Working Capital Shortfall (if any), minus (F) any Company Merger Expenses which remain unpaid.

“Transfer Taxes” means any transfer, sales, use, stamp, documentary, registration, conveyance, recording, or other similar Tax or governmental fee (and any interest, penalty, or addition with respect thereto) payable as a result of the consummation of the transactions contemplated hereby.

“U.S. GAAP” means United States generally accepted accounting principles, as applied on a consistent basis by the Person in question.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement.

ARTICLE 2

THE MERGER

2.1 Conversion of Shares.

(a) Conversion of Merger Sub Common Stock. At the Effective Time, each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.0001 par value per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of Company Common Stock that are issued and outstanding immediately after the Effective Time.

(b) Conversion of Company Securities.

(i) Company Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof (except as expressly provided herein), be converted into and represent the right to receive (A) an amount of cash, without interest, equal to the Per Share Closing Amount, (B) an amount of cash, upon release of the Escrow Cash and subject to Article 11, equal to the Per Share Escrow Amount, and (C) an amount of cash, upon release of the Expense Cash and subject to Article 11, equal to the Per Share Expense Amount. The preceding provisions of this Section 2.1(b)(i) are subject to the provisions of Section 2.1(c) (regarding rights of holders of Dissenting Shares) and Section 2.2 (regarding the withholding of the Escrow Cash and the Expense Cash).

(ii) Company Options. Subject to the terms and conditions of this Agreement, at the Effective Time, each Company Option that is issued and outstanding immediately prior to the Effective Time, whether or not vested, shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof (except as expressly provided herein), be converted into and represent the right to receive (A) an amount of cash, without interest, equal to the product of (1) the total number of shares of Company Common Stock subject to such Company Option, whether or not vested, multiplied by (2) the amount by which the Per Share Closing Amount exceeds the exercise price per share attributable to such Company Option, (B) an amount of cash, upon release of the Escrow Cash and subject to Article 11, equal to the product of (1) the total number of shares of Company Common Stock subject to such Company Option, whether or not vested, multiplied by (2) the Per Share Escrow Amount and (C) an amount of cash, upon release of the Expense Cash and subject to Article 11, equal to the product of (1) the total number of shares of Company Common Stock subject to such Company Option, whether or not vested, multiplied by (2) the Per Share Expense Amount; provided, however, that the Surviving Corporation and Parent shall be entitled to deduct and withhold from such payment made to the holder of a Company Option the amount of withholding for Taxes required to be deducted and withheld as a result of the transactions contemplated by this Section 2.1(b)(ii). The preceding provisions of this Section 2.1(b)(ii) are subject to the provisions of Section 2.2 (regarding the withholding of the Escrow Cash and the Expense Cash).

(iii) Company Warrants. Subject to the terms and conditions of this Agreement, at the Effective Time, each Company Warrant that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof (except as expressly provided herein), be converted into and represent the right to receive (A) an amount of cash, without interest, equal to the product of (1) the number of shares of Company Capital Stock subject to such Company Warrant multiplied by (2) the amount by which the Per Share Closing Amount exceeds the exercise price per share attributable to such Company Warrant, (B) an amount of cash, upon release of the Escrow Cash and subject to Article 11, equal to the product of (1) the number of shares of Company Capital Stock subject to such Company Warrant multiplied by (2) the Per Share Escrow Amount and (C) an amount of cash, upon release of the Expense Cash and subject to Article 11, equal to the product of (1) the number of shares of Company Capital Stock subject to such Company Warrant multiplied by (2) the Per Share Expense Amount; provided, however, that the Surviving Corporation and Parent shall be entitled to deduct and withhold from such payment made to the holder of a Company Warrant the amount of withholding for Taxes required to be deducted and withheld as a result of the transactions contemplated by this Section 2.1(b)(iii). The preceding provisions of this Section 2.1(b)(iii) are subject to the provisions of Section 2.2 (regarding the withholding of the Escrow Cash and the Expense Cash).

(iv) Rounding. The amount of cash each holder of Company Capital Stock, Company Options or Company Warrants is entitled to receive pursuant to the terms and conditions of this Section 2.1(b) for the Company Capital Stock, Company Options or Company Warrants held by such holder shall be rounded to the nearest cent.

(c) Dissenting Shares. As more fully set forth in Section 7.3, holders of shares of Company Capital Stock who have complied with all requirements for perfecting appraisal rights as set forth in Delaware Law shall be entitled to their rights under Delaware Law with respect to such shares.

(d) Cancellation of Company-Owned Stock. Notwithstanding Section 2.1(b), each share of Company Capital Stock held by the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

(e) Company Options, Company Warrants and Other Rights Not Assumed. Parent is not assuming, and shall not assume, any obligations or liabilities under (i) the Company Option Plan, (ii) any Company Options, (iii) any Company Warrants or (iv) any other direct or indirect rights to acquire shares of Company Capital Stock. As of the Effective Time, the Company Option Plan, the Company Warrants, the Company Options and any other direct or indirect rights to acquire shares of Company Capital Stock shall be terminated without further obligation or liability of the Company, Parent or the Surviving Corporation (other than to make the payments required by Section 2.1(b)(ii)-(iii)). Parent shall not substitute any equivalent option, warrant or right for any such terminated Company Option, Company Warrant or right, and the Company shall take all actions necessary or appropriate, including providing any required notices, so that the Company Options, Company Warrants and other direct or indirect rights to acquire shares of Company Capital Stock shall be terminated as of the Effective Time.

(f) Adjustments. Subject to Section 5.5, in the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the date hereof and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

2.2 Escrow Cash and Expense Cash. Prior to the Closing, Parent, the Representative and US Bank National Association (or an alternative nationally recognized escrow agent selected by Parent and reasonably acceptable to the Company and the Representative) (the “Escrow Agent”) shall enter into an escrow agreement in the form to be mutually and reasonably agreed upon by Parent and the Company (the “Escrow Agreement”). As soon as reasonably practicable after the Closing Date, Parent shall cause the Escrow Cash and Expense Cash to be deposited with the Escrow Agent. The Escrow Agent shall hold the Escrow Cash as partial security for the Effective Time Holders’ indemnification obligations under Article 11. The Escrow Cash (other than Escrow Cash that is paid for Company Options under Sections 2.1(b)(ii) and (iv)) shall be treated as a deferred payment of part of the Total Merger Consideration eligible for installment sale treatment under Section 453 of the Code. The Expense Cash shall be fully vested cash and shall be held in escrow for the purposes of paying the Representative Expenses of the Representative incurred in connection with the discharge of its duties under this Agreement.

2.3 Effects of the Merger. At and upon the Effective Time:

(a) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company, and the Company shall be the surviving corporation of the Merger pursuant to the terms of this Agreement and the Certificate of Merger;

(b) the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in the Certificate of Merger, until thereafter amended as provided by Delaware Law;

(c) the bylaws of the Surviving Corporation shall be amended in their entirety to read as the bylaws of Merger Sub, until thereafter amended as provided by Delaware Law;

(d) the officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed;

(e) the members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified; and

(f) the Merger shall, from and after the Effective Time, have all of the effects provided by Delaware Law.

2.4 Post-Closing Adjustment.

(a) Within 90 calendar days after the Closing Date, Parent shall deliver to the Representative a statement (the “Parent Post-Closing Statement”) setting forth in reasonable detail Parent’s calculation of the Company Closing Cash, Company Closing Debt, Company Net Working Capital Surplus (if any) and Company Net Working Capital Shortfall (if any) (the “Parent Post-Closing Calculation”). Parent shall provide the Representative and its representatives reasonable access at reasonable times and upon reasonable notice to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors relating to the preparation of the Parent Post-Closing Statement and shall cause its personnel to reasonably cooperate with the Representative in connection with its review of the Parent Post-Closing Statement.

(b) The Representative shall have 30 calendar days within which to review the Parent Post-Closing Calculation after Parent’s delivery of the Parent Post-Closing Statement. The Representative may object to the Parent Post-Closing Calculation set forth in the Parent Post-Closing Statement by providing written notice of such objection to Parent within 30 calendar days after Parent’s delivery of the Parent Post-Closing Statement (the “Notice of Objection”), together with supporting documentation, information and calculations.

(c) If the Representative does not deliver to Parent a Notice of Objection by the end of such 30 day period, or if during such 30 day period the Representative delivers to Parent written notice that the Representative accepts the Parent Post-Closing Statement, then the Parent Post-Closing Statement and Parent Post-Closing Calculation contained therein shall become final and binding on the Parties. If the Representative provides the Notice of Objection, then Parent and the Representative shall confer in good faith for a period of up to 30 calendar days following Parent’s receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Effective Time Holders.

(d) If, after the 30-day period set forth in Section 2.4(c), Parent and the Representative cannot resolve any matter set forth in the Notice of Objection, then Parent and the Representative shall engage Ernst & Young LLP or, if such firm is not able or willing to so act, another independent auditing firm reasonably acceptable to both Parent and the Representative (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Parent and the Representative and the Parent Post-Closing Calculation to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 60 calendar days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Effective Time Holders, and the Reviewing Accountant shall provide Parent and the Representative with a calculation of the Company Closing Cash, Company Closing Debt, Company Net Working Capital Surplus (if any) and Company Net Working Capital Shortfall (if any) in accordance with such determination. The Reviewing Accountant’s calculation of the Company Closing Debt,

Company Net Working Capital Surplus (if any) and Company Net Working Capital Shortfall (if any) shall be, with respect to any specific discrepancy or disagreement, no greater than the higher amount calculated by Parent or the Representative, as the case may be, and no lower than the lower amount calculated by Parent or the Representative, as the case may be.

(e) The “Calculated Amount” means (i) the Company Closing Cash, plus (ii) the Company Net Working Capital Surplus (if any), minus (iii) Company Closing Debt, minus (iv) and Company Net Working Capital Shortfall (if any). If the Calculated Amount as finally determined pursuant to Section 2.4(a), Section 2.4(c) and/or Section 2.4(d), as the case may be (the “Final Calculated Amount”), is less than the Calculated Amount as determined based on the Company Closing Financial Certificate (such difference, the “Final Shortfall”), the Final Shortfall shall be recovered by Parent from the Escrow Fund. A joint written instruction setting forth the Final Shortfall to be paid to Parent shall be prepared, signed by Parent and the Representative and delivered to the Escrow Agent. Upon receipt of such instruction, the Escrow Agent shall distribute to Parent an amount of cash from the Escrow Fund in accordance with the terms of such joint written instruction.

(f) If the Final Calculated Amount is greater than the Calculated Amount as determined based on the Company Closing Financial Certificate (such difference, the “Final Surplus”), then the Final Surplus shall be deemed to be added to the Total Merger Consideration and shall be promptly wired to the Exchange Agent or the Surviving Corporation’s payroll provider (as applicable), without any dispute by Parent, and distributed to the Effective Time Holders (with an appropriate portion transferred to the Escrow Fund) in accordance with the provisions of Section 7.2.

(g) The fees, costs and expenses of the Reviewing Accountant shall be borne by Parent, on the one hand, and by the Representative (on behalf of the Effective Time Holders), on the other, based upon the percentage which the portion of the contested amounts not awarded to each party bears to the total amounts contested by such party.

(h) For clarity, the process set forth in this Section 2.4 shall be the exclusive remedy of Parent for disputes related to calculation of the Company Closing Debt, Company Net Working Capital Surplus (if any) and Company Net Working Capital Shortfall (if any), the Parent Post-Closing Statement, the Notice of Objection and any amounts set forth therein.

2.5 Withholding. Parent or Parent’s agents shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement to any Company Securityholder the amounts required to be deducted and withheld under the Code, or any provision of state, local or non-U.S. Tax law, with respect to the making of such payment. To the extent that amounts are so withheld and timely paid over to the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Securityholder in respect of whom such deduction and withholding was made. Any of Parent or Parent’s agents that deducts and withholds any amount from the consideration otherwise payable pursuant to this Agreement shall provide to any Company Securityholder on which withholding is imposed such documentation as may reasonably be required to support the Company Securityholder’s claim of having paid the withheld amounts to the applicable Tax Authorities.

2.6 Further Assurances. If, at any time before or after the Effective Time, Parent reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement or any Company Ancillary Agreement, Merger Sub Ancillary Agreement or Parent Ancillary Agreement at or after the Effective Time, then the Company, Merger Sub, Parent, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement, the Company Ancillary Agreements, the Merger Sub Ancillary Agreements and the Parent Ancillary Agreements.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter of the Company addressed to Parent, dated as of the Agreement Date and delivered to Parent concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) referencing a representation or warranty herein (each of which exceptions, in order to be effective, shall clearly indicate the section of this Article 3 to which it relates (unless the relevance to other representations and warranties is reasonably apparent from the disclosed exception), and each of which exceptions shall also be deemed to be representations and warranties made by the Company under this Article 3), the Company represents and warrants to Parent as follows:

3.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own, operate and lease its properties and to carry on the Company Business. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not have a Material Adverse Effect with respect to the Company; without limiting the foregoing, the Company is so qualified or licensed and in good standing in each jurisdiction listed on Schedule 3.1 of the Company Disclosure Letter. The Company has delivered to Parent correct and complete copies of the Company Certificate of Incorporation and Company Bylaws. The Company is not in violation of the Company Certificate of Incorporation or Company Bylaws.

3.2 Company Subsidiaries. The Company has never had any Subsidiaries or any equity or ownership interest (or any interest convertible or exchangeable or exercisable for, any equity or ownership interest), whether direct or indirect, in any Person. The Company is not obligated to make nor is it bound by any agreement or obligation to make any investment in or capital contribution in any other Person.

3.3 Power, Authorization and Validity.

(a) Power and Authority. Subject to approval of the Merger and adoption of this Agreement by holders of (i) a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class on an as-converted basis, and (ii) a majority of the then outstanding shares of Preferred Stock (voting together, as a single class, and not as separate series, and on an as-converted basis) (the “Company Stockholder Approval”), the Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Company Ancillary Agreements and to consummate the Merger. The execution of the Company Stockholder Consent by the Company Stockholders listed on Exhibit A-1 is sufficient to obtain the Company Stockholder Approval. Upon execution of the Company Stockholder Consent by the Company Stockholders listed on Exhibit A-1, the Merger and the execution, delivery and performance by the Company of this Agreement, each of the Company Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby, will have been duly and validly approved and authorized by all requisite corporate action of the Company.

(b) Board Approval. The Merger and the execution, delivery and performance by the Company of this Agreement, each of the Company Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by the Company’s Board of Directors. Without limiting the generality of the foregoing, the Company’s Board of Directors of the Company, at a meeting duly called and held or via written consent, has unanimously (i) determined that the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company Stockholders, (ii) approved and adopted the Merger, this Agreement and the other transactions contemplated hereby in accordance with the provisions of Delaware Law and the Company Certificate of Incorporation and Company Bylaws, (iii) directed that the Merger and this Agreement be submitted to the Company Stockholders for their approval and adoption and (iv) resolved to recommend that the Company Stockholders vote in favor of the approval of the Merger and adoption of this Agreement.

(c) Enforceability. This Agreement has been, and on the Closing Date the Company Ancillary Agreements will have been, duly executed and delivered by the Company. This Agreement and each of the Company Ancillary Agreements are, or when executed by the Company shall be, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.4 Capitalization of the Company.

(a) Authorized and Outstanding Capital Stock of the Company. The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 69,903,035 shares of Company Preferred Stock, of which 2,298,309 shares have been designated as Company Series A Stock, 1,739,125 shares have been designated as Company Series B Stock, 27,093,479 shares have been designated as Company Series C Stock, 21,355,455 shares have been designated as Company Series D Stock, and 17,416,667 shares have been designated as Company Series E Stock. A total of 7,580,229 shares of Company Common Stock, 2,298,309 shares of Company Series A Stock, 1,739,125 shares of Company Series B Stock, 26,542,882 shares of Company Series C Stock, 20,966,949 shares of Company Series D Stock, and 16,666,668 shares of Company Series E Stock are issued and outstanding as of the Agreement Date. The numbers and kind of issued and outstanding shares of Company Capital Stock held by each Company Stockholder as of the Agreement Date are set forth on Schedule 3.4(a) of the Company Disclosure Letter, and no shares of Company Capital Stock are issued or outstanding as of the Agreement Date that are not set forth on Schedule 3.4(a) of the Company Disclosure Letter. All issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and non-assessable, and have been offered, issued, sold and delivered by the Company in compliance with all requirements of Applicable Law and all requirements set forth in applicable Contracts. There is no liability for dividends accrued and unpaid by the Company.

(b) Options, Warrants and Rights. The Company has reserved an aggregate of 18,624,407 shares of Company Common Stock for issuance pursuant to the Company Option Plan (including shares subject to outstanding Company Options). A total of 10,418,950 shares of Company Common Stock are subject to outstanding Company Options as of the Agreement Date. Schedule 3.4(b)-1 of the Company Disclosure Letter sets forth as of the Agreement Date, for each Company Option, (i) the name of the holder of such Company Option, (ii) the exercise price per share of such Company Option, (iii) the number of shares covered by such Company Option, (iv) the expiration date for such Company Option, (v) whether such Company Option is an incentive stock option or non-statutory stock option under the Code and (vi) whether such Company Option was granted under the Company Option Plan. Schedule 3.4(b)-2 of the Company Disclosure Letter sets forth as of the Agreement Date, for each Company Warrant, (A) the name of the holder of such Company Warrant, (B) the exercise price per share of such Company Warrant, (C) the number and kind of shares covered by such Company Warrant and (D) the expiration date for such Company Warrant. Complete and correct copies of the Company Option Plan, the standard agreements under the Company Option Plan and each Company Warrant have been delivered by the Company to Parent. All Company Options and Company Warrants have been issued and granted in compliance with Applicable Law and all requirements set forth in applicable Contracts.

(c) No Other Rights. As of the Agreement Date, except for Company Options set forth in Schedule 3.4(b)-1 of the Company Disclosure Letter and Company Warrants set forth in Schedule 3.4(b)-2 of the Company Disclosure Letter and the conversion rights of the Company Preferred Stock or as set forth on Schedule 3.4(c) of the Company Disclosure Letter, there are no stock appreciation rights, options, warrants, calls, commitments, conversion privileges or preemptive or other rights issued by the Company outstanding to purchase or otherwise acquire any shares of Company Capital Stock or any securities or debt convertible into or exchangeable for Company Capital Stock or obligating the Company to grant, extend or enter into any such option, warrant, call, commitment, conversion privilege or preemptive or other right issued by the Company. The Company Certificate of Incorporation and Company Bylaws do not provide, and the Company is not a party to or otherwise bound by any Contract providing, registration rights, rights of first refusal, preemptive rights, co-sale rights or other similar rights or other restrictions applicable to any outstanding securities of the Company. The Company is not a party to any Contract regarding the voting of any outstanding securities of the Company.

(d) Spreadsheet. The Spreadsheet, when delivered by the Company to Parent, shall be true, correct and complete in all respects.

3.5 No Conflict. Except as set forth on Schedule 3.5 of the Company Disclosure Letter, neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements by the Company, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, conflicts with, or constitutes a breach or default under: (a) any provision of the Company Certificate of Incorporation or Company Bylaws; (b) any Applicable Law applicable to the Company or any of its material assets or properties; or (c) any Company Material Contract, except, in the case of clauses (b) and (c), any conflict, breach or default that would not reasonably be expected to result in a Material Adverse Effect. No “fair price,” “interested stockholder,” “business combination” or similar provision of any state takeover law is, or at Closing will be, applicable to the transactions contemplated by this Agreement.

3.6 No Consents. Except as set forth on Schedule 3.6 of the Company Disclosure Letter, no consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by the Company to enable the Company to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Company Ancillary Agreements or to consummate the Merger, except for (a) the filing of the Certificate of Merger with the Delaware Secretary of State, (b) such filings and notifications as may be required to be made by the Company in connection with the Merger under the HSR Act and the expiration or early termination of applicable waiting periods under the HSR Act and (c) such other consents, approvals, authorizations, releases, waivers, registrations, declarations or filings that, if not obtained, made or given, would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder.

3.7 Litigation. There is no Action pending against the Company or any of its assets or properties (or against any officer or director of the Company in their capacity as such) before any Governmental Authority, arbitrator or mediator. To the knowledge of the Company, no such Action is currently threatened. There is no Order outstanding against the Company or any of its assets or properties (or against any officer or director of the Company in their capacity as such). The Company has no Action pending or threatened against any Governmental Authority or other Person.

3.8 Taxes.

(a) The Company has timely filed (taking into account any extensions of such due date) all income and other material Tax Returns that it was required to file and has paid all material Taxes due and owing whether or not shown on any Tax Return. All such Tax Returns were complete and accurate in all material respects and were prepared in substantial compliance with Applicable Law. The unpaid Taxes of the Company (i) did not, as of the date of the Company Financial Statements, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet included in the Company Financial Statements (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. The Company has withheld all material Taxes from payments to employees, agents, contractors, and nonresidents required by Applicable Law to be withheld by the Company and remitted such amounts to the appropriate Governmental Authority.

(b) As of the Agreement Date, there is (i) no written claim for Taxes being asserted against the Company, (ii) no lien against the property of the Company for Taxes other than Permitted Encumbrances, (iii) to the Company’s knowledge, no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company being conducted by any Tax Authority, and (iv) no extension or waiver of any statute of limitations on the assessment of any taxes granted by the Company currently in effect. As of the Agreement Date, no written claim has ever been made by a Tax Authority in a jurisdiction where Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction.

(c) The Company has not been or will not be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the Closing Date pursuant to Section 481(a) of the Code or any comparable provision under state, local or non-U.S. Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(d) There are no Tax indemnification or Tax sharing agreements under which the Company would reasonably be expected to be liable after the Closing Date for the Tax liability of any Person that is not the Company, other than customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other agreements that do not relate primarily to Taxes.

(e) The Company has not entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of the Company.

(f) Except as set forth on Schedule 3.8(f) of the Company Disclosure Letter, the Company has never been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation. The Company has no liability for Taxes of any Person (other than the Company) under Treasury Regulation Sec. 1.1502-6 of the Code or any similar provision of state, local, or foreign law.

(g) The Company will not be required to include in income, or exclude any item of deduction from, taxable income in excess of the net operating loss carryovers and the equivalent amount for credit carryovers that are usable after the Closing Date for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Tax period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) consummated on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date other than in the ordinary course of business; or (vi) election under Section 108(i) of the Code.

(h) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(i) Notwithstanding anything to the contrary in this Agreement, the representations and warranties in this Section 3.8 and in Section 3.18 shall be the only representations or warranties of the Company in this Agreement with respect to Tax matters and, with the exception of subsections (c), (d), (e), (g), and (h) of this Section 3.8, and subsection (p) of Section 3.18, may only be relied upon for purposes of liability for Tax periods (or portions thereof) ending on or prior to the Closing Date. Nothing in this Section 3.8 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability in a Tax period (or portion thereof) beginning after the Closing Date of any net operating loss, capital loss, Tax credit carryover or other Tax asset generated or arising in or in respect of a Tax period (or portion thereof) ending on or before the Closing Date or (ii) any Tax positions that Parent or any of its Affiliates (including the Company) may take in or in respect of a Tax period (or portion thereof) beginning after the Closing Date.

3.9 Company Financial Statements and Controls.

(a) Schedule 3.9(a) of the Company Disclosure Letter includes the Company Financial Statements. The Company Financial Statements: (i) fairly present in all material respects the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments); and (ii) have been prepared in all material respects in accordance with U.S. GAAP applied on a basis consistent with prior periods (except that the unaudited financial statements do not have notes thereto, the absence of which are not material to the Company). The Company has no liability required to be set forth on a balance sheet prepared in accordance with U.S. GAAP, except for those (A) shown on, or adequately provided for in, the Company Balance Sheet, (B) that were incurred after the Balance Sheet Date in the ordinary course of the Company’s business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort or violation of any Applicable Law) and (C) those incurred by the Company in connection with this Agreement. Notwithstanding anything to the contrary contained herein, the representations and warranties contained in this Section 3.9(a) do not apply to liabilities with respect to Litigation, Taxes, Intellectual Property and Environmental Matters, which matters are addressed solely in the representations and warranties set forth in Section 3.7, Section 3.8, Section 3.14 and Section 3.22.

(b) The Company has established and maintains a system of internal accounting controls, comparable to similarly situated companies, sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP. To the Company’s knowledge, the Company has no significant deficiencies or material weaknesses in the design or operation of Company’s internal controls which would materially adversely affect the Company’s ability to record, process, summarize and report financial data. The Company has not received any material written complaint or allegation regarding deficient accounting practices, procedures or methods of the Company or its internal accounting controls.

3.10 Properties. Except as set forth on Schedule 3.10 of the Company Disclosure Letter, the Company has good and marketable title to all of its tangible assets and leased properties, free and clear of all Encumbrances (other than Permitted Encumbrances). All machinery, vehicles, equipment and other tangible personal property owned or leased by the Company, and any and all improvements located on any Company leased real property, are in good condition and repair, normal wear and tear excepted and are reasonably suitable for the purposes for which they are currently used by the Company with no conditions affecting such property that, individually or in the aggregate, interfere in any material respect with the use or occupancy of any portion thereof. All leases of real or personal property to which the Company is a party are fully effective and afford the Company valid leasehold possession of the real or personal property that is the subject of the lease. The Company is not in material violation of any zoning, building, safety or environmental ordinance, regulation or requirement or other Applicable Law relating to the operation of its leased properties, and to the knowledge of the Company, each such property is in material compliance with such similar Applicable Law. The Company has never owned any real property.

3.11 Absence of Certain Changes. From December 31, 2017 to the Agreement Date, there has not been with respect to the Company any:

(a) damage, destruction or loss of any material property or material asset, whether or not covered by insurance;

(b) amendment or change in the Company Certificate of Incorporation or Company Bylaws;

(c) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock, or any split, combination or recapitalization of its capital stock or any redemption or purchase of any of its capital stock or any change in any rights, preferences or privileges of any of its outstanding capital stock (other than repurchases of stock in accordance with the Company Option Plan or applicable Contracts in connection with the termination of service of employees or other service providers);

(d) payment or discharge of any Encumbrance on any of its assets or properties that was not either shown on the Company’s audited balance sheet, dated December 31, 2017, or incurred in the ordinary course of business after December 31, 2017;

(e) increase in the cash compensation payable or to become payable to any of its officers, directors or employees (other than increases in the base salaries of employees in an amount that does not exceed 5% of such base salaries), or increase in, or establishment of, any cash bonus, pension, severance, retention, insurance or other benefit payment or arrangement with respect to any of such officers, directors or employees, or any modification of any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and Treasury Regulations or guidance thereunder;

(f) change with respect to its management personnel, or any termination of employment of a material number of employees;

(g) making by it of any new loans or extension of existing loans to any officers, directors or employees (other than routine expense advances to employees consistent with past practice);

(h) sale, license, assignment or other disposition or transfer of any of its material assets or properties, other than the sale of its products to its customers in the ordinary course of business;

(i) change in the manner in which it extends discounts, credits or warranties to customers;

(j) (i) any deferral of the payment of any accounts payable (other than in the ordinary course of business) or (ii) any discount, accommodation or other concession made (other than in the ordinary course of business) in order to accelerate or induce the collection of any receivable;

(k) except as required by U.S. GAAP, any change in accounting methods or any revaluation of any of its assets;

(l) notification from or discussion with a Third Party Payor covering in excess of 250,000 lives indicating an intent to issue a Coverage Policy excluding or significantly limiting coverage for Cartiva® Synthetic Cartilage Implant and Instrumentation or for surgical procedures comprising the implantation of Cartiva® Synthetic Cartilage Implant and Instrumentation unless such Third Party Payor already has in effect a current Coverage Policy excluding or significantly limiting coverage for Cartiva® Synthetic Cartilage Implant and Instrumentation or for surgical procedures comprising the implantation of Cartiva® Synthetic Cartilage Implant and Instrumentation, or change to reimbursement or coding/coding advice provided by the Company to its customers regarding the Company’s products;

(m) acquisition, directly or indirectly, of any business, whether structured as a merger, consolidation, acquisition or disposition of stock or assets, or otherwise;

(n) assignment, transfer, sale, disposal of, abandonment, or license to any Intellectual Property owned by the Company, other than pursuant to Contracts with customers, distributors, resellers, agents, suppliers, licensors, licensees, vendors or service providers entered into in the ordinary course of business;

(o) except as set forth on Schedule 3.11(o) of the Company Disclosure Letter, acceleration or modification in a manner adverse to the Company, or termination of, any Company Material Contract;

(p) entry into any Contract that by its terms (A) prohibits or restricts the ability of the Company to engage in any business activity in any geographic area or line of business, (B) prohibits the Company from competing with any Person, (C) prohibits the Company from soliciting any customer, or (D) otherwise contemplates an exclusive relationship between the Company and any other Person; or

(q) entry into any Contract to do any of the foregoing.

3.12 Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedules 3.12(a)-(p) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company is a party or by which any of its assets or properties is bound as of the Agreement Date (each a “Company Material Contract”):

(a) any Contract providing for payments by or to it in an aggregate amount of $250,000 or more over the life of the Contract;

(b) any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money or a line of credit, in each case, having an outstanding principal amount in excess of $250,000, or that evidences a leasing transaction of a type required to be capitalized in accordance with U.S. GAAP;

(c) any lease, sublease, occupancy or co-location agreement or other Contract under which it is lessee or sublessee of any items of tangible personal property or real property owned by any third party, and specifying (in the case of any real property lease) the name of the lessor, lessee and address of the property, that involves payments by it in an aggregate amount of $250,000 or more over the life of the Contract;

(d) any dealer, distributor, OEM (original equipment manufacturer), VAR (value added reseller), sales representative or similar Contract under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for any of its products, other than Contracts that are terminable by Company for convenience upon not more than 90 calendar days’ notice;

(e) any joint venture or partnership Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party;

(f) any Contract that (i) restricts it from participating or competing in any line of business or market or geographic area, (ii) provides for payments to the Company in excess of $50,000 per year and includes most favored customer pricing provisions or (iii) grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any party;

(g) any Contract providing for the development of any technology or Intellectual Property that is incorporated into any Company Product;

(h) any Contract providing for indemnification of any officer or director;

(i) any Contract of guarantee, assumption or endorsement (but not indemnification) of the obligations, liabilities or debts of any other Person, in each case having an outstanding principal amount in excess of $250,000;

(j) any Contract evidencing the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor, except for those Contracts under the Company Option Plan;

(k) any Contract for or relating to (i) the employment by it of any director, officer, employee or consultant that is not terminable by it on 30 calendar days or less notice without further cost or other liability (other than under Applicable Law) or (ii) termination of services of any director, officer, employee or consultant (including any separation, release or similar Contract) that has not been fully performed by it (other than customary confidentiality obligations) which provide for payments in cash or otherwise, other than payments for accrued wages for services performed or payments required under Applicable Law (e.g., accrued PTO), with a value in excess of $100,000;

(l) any Contract with any labor union, works council or similar labor organization, or any collective bargaining agreement or similar Contract with or regarding its employees;

(m) any Contract pursuant to which it has (i) acquired a business or Entity, or substantially all the assets of a business or Entity or (ii) disposed of any material assets or properties, in each case whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise;

(n) any Contract with a Governmental Authority;

(o) any Contract with a Significant Supplier requiring payments by the Company in excess of $25,000;

(p) any Contract with a Significant Customer requiring payments to the Company in excess of $25,000; and

(q) any Contract required to be listed in Section 3.16.

A correct and complete copy of each agreement or document required by these subsections (a)-(p) of this Section 3.12 to be listed on Schedule 3.12 of the Company Disclosure Letter has been delivered to Parent. All Company Material Contracts are in written form.

3.13 No Default; No Restrictions.

(a) The Company has performed all of the material obligations required to be performed by it and is entitled to all material benefits under each Company Material Contract. Each of the Company Material Contracts is in full force and effect. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company, which with the giving of notice or the lapse of time would reasonably be expected to: (i) become a default or event of default under any Company Material Contract; or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Company Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in performance schedule under any Company Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Company Material Contract or (D) the right to cancel, terminate or modify any Company Material Contract. The Company has not received any written notice regarding any alleged violation or breach of or default under, or intention to cancel or modify, any Company Material Contract. To the knowledge of the Company, each other party to any Company Material Contract is in compliance in all material respects with all obligations of such Company Material Contract.

(b) Except as listed in Schedule 3.12(f) of the Company Disclosure Letter, the Company is not a party to any judgment, injunction, order, decree or Contract that restricts or prohibits the Company from freely engaging in the Company Business or from competing anywhere in the world (including by restricting the geographic area in which the Company may sell, license, market, distribute or support any products or restricting the markets, customers or industries that the Company may address in operating the Company Business or restricting the prices which the Company may charge for its products (including most favored customer pricing provisions)), or includes any grants by the Company of exclusive rights or licenses, rights of refusal, rights of first negotiation or similar rights.

3.14 Intellectual Property.

(a) The Company (i) owns or (ii) has the valid right or license to use, and, to the extent that it does any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, and dispose of all Intellectual Property used in the conduct of the Company Business (such Intellectual Property being hereinafter collectively referred to as the “Company IP Rights”). As used in this Agreement, “Company-Owned IP Rights” means Company IP Rights that are or are purportedly owned by the Company; and “Company-Licensed IP Rights” means Company IP Rights that are not Company-Owned IP Rights.

(b) Neither the execution, delivery and performance of this Agreement or the Company Ancillary Agreements nor the consummation of the Merger and the other transactions contemplated by this Agreement or by the Company Ancillary Agreements will: (i) constitute a material breach of or default under any instrument, license or other Contract pursuant to which the Company licenses any Company-Licensed IP Rights from any third party (collectively, the “Company IP Rights Agreements”); (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Company-Licensed IP Rights; or (iii) materially impair the right of the Company or the Surviving Corporation to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, or dispose of any Company IP Right or portion thereof. Schedule 3.14(b) of the Company Disclosure Letter sets forth a list of all Company IP Rights Agreements pursuant to which the Company is obligated to pay any ongoing royalties, fees or other payments to any third party. The Company has not breached or materially violated any of the agreements set forth in Schedule 3.14(b) in any material respect and, to the Company’s knowledge, no other party to those agreements has breached any of those agreements in any material resepct.

(c) Schedule 3.14(c) of the Company Disclosure Letter sets forth a list (by name and version number) of each of the products currently produced, manufactured, marketed, licensed, sold, or distributed by the Company (each a “Company Product”). Neither the operation of the Company Business nor the use, development, manufacture, marketing, licensing, sale, offering for sale, or distribution of any Company Product (i) violates any material license or other material Contract between the Company and any third party or (ii) infringes any Intellectual Property right of any third party. There is no pending or threatened in writing claim or litigation contesting the validity, ownership or right of the Company to exercise any Company IP Right, nor has the Company received any written notice asserting that any Company IP Right or the use, development, manufacture, sale, offering for sale, licensing, or distribution thereof directly or indirectly (including via contribution or inducement) conflicts with or infringes the rights of any other party, nor is there any reasonable basis for any such assertion and the Company has not received any written notice or offer from any third party offering a license under any patents.

(d) Except as set forth on Schedule 3.14(d) of the Company Disclosure Letter, none of the Company-Owned IP Rights is subject to any Action, Order, Contract or stipulation (i) restricting in any manner the use, distribution, transfer, or licensing by the Company of any such Company-Owned IP Rights, or which may affect the validity, use or enforceability of any such Company-Owned IP Rights or (ii) restricting the conduct of the Company Business in order to accommodate Intellectual Property rights of a third party.

(e) The Company has taken reasonable steps to protect, preserve and maintain the secrecy and confidentiality of the Company’s trade secrets and to preserve and maintain all the Company’s proprietary rights and trade secrets in the Company Owned IP Rights. All current and former officers, employees, consultants and independent contractors of the Company having access to confidential proprietary information of the Company have executed and delivered to the Company an agreement regarding the protection and ownership of such proprietary information. The Company has secured written assignments from all of the Company’s current and former consultants, independent contractors and employees who conceived, reduced to practice, created, or invented any Company-Owned IP Rights.

(f) Schedule 3.14(f) of the Company Disclosure Letter contains a true and complete list of (i) all worldwide pending applications and registrations made by or on behalf of the Company of any patents, copyrights, trademarks, service marks, Internet domain names with any Governmental Authority or quasi-governmental authority, including Internet domain name registrars, (ii) all applications, registrations, filings and other formal written governmental actions made or taken pursuant to Applicable Law by the Company to secure, perfect or protect its interest in the Company-Owned IP Rights, including all patent applications, copyright applications and applications for registration of trademarks and service marks, and where applicable the jurisdiction in which each of the items of the Company-Owned IP Rights has been applied for, filed, issued or registered and (iii) all inter parties proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere else in the world) related to any of the Company-Owned IP Rights

(collectively, the “Company Registered IP Rights”). Schedule 3.14(f) of the Company Disclosure Letter sets forth a list of all final deadlines associated with actions that are required to be taken by the Company within 30 calendar days of the Agreement Date with respect to any of the Company Registered Intellectual Property in order to avoid abandonment of such Company Registered Intellectual Property.

(g) The Company owns all right, title and interest in and to all Company-Owned IP Rights free and clear of all Encumbrances.

(h) The Company has not transferred ownership of any Intellectual Property that is or was owned by the Company, to any third party, or knowingly permitted the Company’s rights in such Intellectual Property to lapse or enter the public domain (other than through the expiration of registered Intellectual Property at the end of its statutory term or in the ordinary course of business).

(i) To the Company’s knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Company IP Rights by any third party, including any employee or former employee of the Company.

(j) Except as set forth on Schedule 3.14(j) of the Company Disclosure Letter, no government funding nor the facilities of a university, college or other education institution or non–profit research center was used in the development of the Company Products.

(k) Except as set forth in Schedule 3.14(k) of the Company Disclosure Letter, the Company is not now or has not ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate the Company to grant or offer to any other Person any license or right to any Company-Owned IP Rights.

3.15 Compliance with Laws.

(a) Other than Applicable Laws the subject matter of which is contemplated by Section 3.15(d) and Section 3.17, (i) the Company has materially complied, and is now in material compliance with, all Applicable Law, and (ii) the Company has not received any written notice from any Governmental Authority regarding any alleged violation of Applicable Law.

(b) The Company holds all material permits, licenses and approvals from, and has made all material filings with, government agencies and authorities, that are necessary and/or legally required to be held by it to conduct the Company Business (“Governmental Permits”) (other than permits, licenses, approvals and filings the subject matter of which is contemplated by Section 3.17), and all such Governmental Permits are valid and in full force and effect. The Company is not, and has not been, in breach of or default under any Governmental Permit. The Companies has been in compliance in all material respects with each such Governmental Permits. Other than permits, licenses, approvals and filings the subject matter of which is contemplated by Section 3.17, the Company has not received any written notice from any Governmental Authority regarding (i) any alleged failure to comply with any term or requirement of any Governmental Permit or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit.

(c) Neither the Company, nor any director, officer, employee, independent contractor or agent of the Company has, for or on behalf of the Company, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar anti-bribery law. There is not now, and there has never been, any employment by the Company of any governmental or political official in any country in the world.

(d) Except as set forth on Schedule 3.15(d) of the Company Disclosure Letter, to the knowledge of the Company, since January 1, 2015, with respect to any data or information used by the Company, there have been no (i) security breaches; (ii) violations of any security policy; or (iii) unauthorized access, disclosure or use.

3.16 Certain Transactions and Agreements. None of the officers and directors of the Company and, to the knowledge of the Company, none of the employees or stockholders of the Company, nor any immediate family member of an officer, director, employee or stockholder of the Company, has any direct or indirect ownership interest in any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded). Except as set forth on Schedule 3.16 of the Company Disclosure Letter, None of said officers, directors, employees or stockholders, is a party to, or otherwise interested in, any Contract with the Company, except for normal compensation for services as an officer, director or employee incurred in the ordinary course of business. For clarity, no disclosure shall be required pursuant to this Section 3.16 with respect to portfolio companies of the Company’s venture capital, private equity or angel investors.

3.17 Regulatory Matters.

(a) The Company has conducted and is conducting its business in compliance in all material respects with Applicable Laws governing the design, development, manufacture and commercialization of medical devices, including the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., and applicable rules and regulations promulgated thereunder by the FDA (collectively, “FDA Act”). As applicable and without limiting the foregoing, all Company Products have been and are being designed, developed, manufactured, tested, packaged, labeled, stored, distributed, marketed and promoted by the Company in compliance in all material respects with Applicable Laws, including the FDA Act, including those relating to: (i) “good laboratory practices”, “good clinical practices”, “good manufacturing practices”, and “quality systems requirements”, each as defined under the FDA Act; (ii) regulatory approvals or clearances to market and commercially distribute medical devices; (iii) investigational devices; (iv) clinical studies and the protection of human subjects, including Applicable Laws pertaining to informed consent; (v) product labeling; (vi) device registration and listing; (vii) advertising; (viii) record keeping; and (ix) filing of reports to the FDA. The Company maintains materially accurate and complete documentation showing that components supplied to and accepted by the Company are manufactured in accordance with the Company’s specifications therefor. The processes used to produce the Company Products are described in documents maintained by the Company in a materially complete and accurate manner, and such documents have been made available to Parent. To the knowledge of the Company, such processes are reasonably adequate to ensure that commercial quantities of the Company Products currently conform to the specifications established therefor in all material respects and are not adulterated or misbranded under the FDA Act.

(b) None of the Company, nor any of its officers, directors, employees or agents have made a fraudulent statement or knowingly made an untrue statement of material fact in writing to the FDA or any other Governmental Authority with respect to any Company Product, or failed to disclose a material fact required to be disclosed in writing to the FDA or any other Governmental Authority, or committed an act, made a written statement or failed to make a statement in writing that, at the time such act, disclosure or non-disclosure was made, would reasonably be expected to provide a basis for any investigation by, and no such investigation has been instituted or, to the knowledge of the Company, threatened by the FDA or any other Governmental Authority.

(c) None of the Company, any of its directors, officers, or employees, nor, to the knowledge of the Company, any Person providing services or products to the Company (including any Third Party CRO/Suppliers (as defined below)) at the time of their performance for the Company in the course of providing such services or products, in each case to the extent any such party was responsible for the development or had responsibilities that involve the development, manufacture or commercialization of any Company Product (i) are debarred under Section 306(a) or 306(b) of the FDA Act (21 U.S.C. Sections 335a(a) or 335a(b)); (ii) have been charged with or convicted of any felony under Applicable Laws related to any of the following: (A) the development or approval of any medical device or drug product or the regulation of any medical device or drug product under Applicable Laws (including the FDA Act); (B) a conspiracy to commit, aid or abet in the development or approval of any medical device or drug product or the regulation of any medical device or drug product; (C) health care program-related crimes (involving Medicare or any other health care program administered by any Governmental Authority); (D) controlled substances, bribery, payment of illegal gratuities, fraud, perjury, false statement, racketeering, blackmail, extortion, falsification or destruction of records; (E) interference with or obstruction of an investigation into, or prosecution of, any criminal offense; or (F) a conspiracy to commit, aid or abet any of the foregoing; or (iii) is excluded, suspended or debarred from participation, or otherwise ineligible to participate, in any federal or state health care programs or any health care programs administered by any other Governmental Authority (including being convicted of a criminal offense that falls within the scope of 42 U.S.C. 1320a-7 but not yet excluded, debarred, suspended, or otherwise declared ineligible), or excluded, suspended or debarred from participation, or otherwise ineligible to participate, in any federal procurement or nonprocurement, or, to the knowledge of the Company, is subject to any pending or threatened exclusion, suspension or debarment.

(d) All Marketing Approvals and Applications that are required for the conduct of the Company Business are listed in Schedule 3.17(d) of the Company Disclosure Letter (which sets forth the owner, the function and expiration and renewal date of each such Marketing Approvals and Applications). Except as set forth in Schedule 3.17(d) of the Company Disclosure Letter, all of such Marketing Approvals and Applications (i) are in good standing, subsisting, not abandoned and are valid and enforceable, and (ii) to the knowledge of the Company, will be available for the use by the Surviving Corporation immediately after consummation of the Merger on identical terms and conditions to those prior to the consummation of the Merger. Except as set forth on Schedule 3.17(d) of the Company Disclosure Letter, no Marketing Approvals and Applications is held in the name of any Person other than the Company and no Person other than the Company has any right in or to any of such FDA Applications.

(e) Since January 1, 2015, neither the Company nor, to the knowledge of the Company, any Person who provided services to the Company (including any Third Party CRO/Suppliers), has received written notice of, or is or has been subject to, any material adverse inspection, finding of non-compliance, compelled or voluntary recall, investigation, penalty for corrective or remedial action or other compliance or enforcement action, in each case relating to any of the Company Products or to the facilities at which such Company Products are developed, manufactured, collected or handled, by the FDA or any other applicable Governmental Authority or by any third-party auditor retained by the Company or such other Person who provided services to the Company. There are no pending Actions, and no Actions have been threatened in writing since January 1, 2015, by the FDA or any other applicable Governmental Authority against the Company or, to the knowledge of the Company, against any Person who has provided services to the Company (including any Third Party CRO/Suppliers), relating to any Company Products or to the facilities in which such Company Products are developed, manufactured, collected or handled or which would otherwise reasonably be expected to prohibit or impede the conduct of the Company Business. The Company does not have any knowledge that the FDA or any other Governmental Authority is considering such Action. Without limiting the generality of the foregoing, Schedule 3.17(e) of the Company Disclosure Letter identifies each FDA Form 483 or similar inspection report and any warning letter or other similar notice that the Company or, to the Company’s knowledge, any Person who provided services to the Company (including any Third Party CRO/Suppliers), has received from the FDA or any other applicable Governmental Authority since January 1, 2015 relating to any of the Company Products or to the facilities in which such Company Products are designed, manufactured, collected or handled, or contesting the investigational device exemption, premarket clearance or approval of, the uses of or the labeling or promotion of any Company Products. True, correct and complete copies of any such FDA Form 483, similar inspection report, warning letter or other similar notice identified in Schedule 3.17(e) of the Company Disclosure Letter and all written responses and other written correspondence submitted by, or on behalf of, the Company or, to the knowledge of the Company and in its possession, any Person who provided services to the Company (including Third Party CRO/Suppliers) with respect to such items have been delivered to Parent. The Company has, to the extent required by Applicable Law, promptly responded to each of such FDA Form 483, similar inspection report, warning letter or other similar notice set forth in Schedule 3.17(e) of the Company Disclosure Letter and has remedied any deficiencies or deviations noted in any such items.

(f) Schedule 3.17(f) of the Company Disclosure Letter sets forth (i) each third party contract research organization or other provider of services engaged by the Company to perform clinical services, studies and/or trials with respect to any of the Company Products and (ii) each third party manufacturer of any of the Company Products and each supplier that is under Contract with the Company to supply of material components and products incorporated into any of the Company Products (each, a “Third Party CRO/Supplier”). To the Company’s knowledge, each such Third Party CRO/Supplier (x) has complied and is complying in all material respects with all Applicable Laws, including all applicable statutes, rules and regulations of the FDA, and, to the extent applicable, other Governmental Authority, and (y) has all permits and approvals necessary to conduct its business and perform its obligations as Third Party CRO/Supplier and all such permits and approvals are in full force and effect.

(g) Schedule 3.17(g) of the Company Disclosure Letter sets forth a list of all clinical trials funded or conducted by or on behalf of the Company on any of the Company Products and the Company has made available to Parent at the Company’s properties and/or on its electronic data capture system, true, correct and complete materials relating to all clinical trials. The Company has made available to Parent at the Company’s properties true, correct and complete copies of its records related to such trials and studies. Such records comply with and have been maintained in accordance with, in all material respects, Applicable Law, including rules and regulations promulgated by the FDA. The Company has no knowledge of any clinical studies or clinical trials, the results of which the Company believes reasonably call into question the clinical study or clinical trial results described in the Company’s records related to such trial or studies or the efficacy or safety of the Company Products or the Company’s filings with any Governmental Entity.

(h) The Company is and at all times since January 1, 2015 have been in compliance with federal or state criminal or civil Applicable Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b), Stark Law (42 U.S.C. §1395nn), Federal False Claims Act (31 U.S.C. §3729 et. seq.), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et seq., 42 U.S.C. §300jj et seq.; §17901 et seq., and any comparable state or local laws), and the regulations promulgated pursuant to such Applicable Laws, which are cause for civil or criminal penalties or mandatory or permissive exclusion from a Health Care Program. There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand, pending or, to the knowledge of the Company, threatened against the Company, that would reasonably be expected to result in its exclusion from participation in any Health Care Program in which the Company participates. Except as set forth on Schedule 3.17(h) of the Company Disclosure Letter, respect to interactions with healthcare professionals, the Company has a corporate compliance program, which it follows, both in the United States and, as applicable, in foreign countries, which is designed to comply in all material respects with Applicable Law and, to its knowledge, the Company believes is the substantial equivalent of the AdvaMed Code of Ethics on Interactions with Health Care Professionals and/or MEDEC’s Code on Interactions with Healthcare Professionals and international equivalents in the respective countries to which those codes apply and where the Company Business is conducted.

3.18 Employees, ERISA and Other Compliance.

(a) The Company has correctly classified employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and other Applicable Laws. All employees of the Company are legally permitted to be employed by the Company in the jurisdiction in which such employee is employed in their current job capacities for the maximum period allowed under Applicable Law. All independent contractors providing services to the Company have been properly classified as independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee wages and benefits, unemployment laws, and other Applicable Law.

(b) The Company is and has, since January 1, 2015, been in compliance in all material respects with Applicable Law and Contracts related to equal opportunity, employment practices, employee record keeping, background investigations, discrimination, retaliation, harassment, immigration, work authorization, termination, wages, equal pay, hours, meal and rest breaks, unpaid compensation, disability rights or benefits, reasonable accommodations, employee leave issues, paid sick leave, plant closings, collective bargaining, the payment of social security and similar Taxes, fair labor standards, occupational safety and health, privacy rights of employees, and/or any other employment-related matter arising under applicable Laws. The Company is not liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against the Company under any workers compensation plan or policy or for long term disability (other than routine claims for benefits by employees, beneficiaries or dependents of such employees arising in the normal course of operation).

(c) There are no controversies pending or, to the knowledge of the Company, threatened, between the Company and any of its employees, which controversies have or would reasonably be expected to result in an Action. A complete list of all employees and officers of the Company and their current status (e.g., exempt or nonexempt), leave status, amount of accrued but unused paid time off or vacation, title and/or job description, compensation (base compensation, including salary or hourly wage, and target bonuses for the year ended December 31, 2018) as of the Agreement Date is set forth on Schedule 3.18(c) of the Company Disclosure Letter.

(d) The Company has not, and to the knowledge of the Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate the Company or Parent to make an offer of employment to any present or former employee, consultant or contractor of the Company and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee, consultant or contractor of the Company of any terms or conditions of employment with Parent following the Effective Time.

(e) The Company is not a party to or bound by any labor agreement or collective bargaining agreement, work rules or practices, or any other labor-related agreement or arrangement with any labor union, labor organization, or works council, and no employees, consultants or contractors are represented by a labor union, labor organization or works council with respect to their employment or provision of services to the Company. No labor union, labor organization, works council or other collective group of employees, consultants or contractors has made a demand for recognition or certification with respect to the Company, and there are no representation or certification proceedings or applications seeking a representation or certification proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed before any Governmental Authority. To the knowledge of the Company, there is and, prior to the Agreement Date, has been, no union organizing activities among employees, consultants or contractors. There is no pending, or to the knowledge of the

Company, threatened work stoppage, lockout, labor grievance, arbitration, labor dispute, slowdown or labor strike against or affecting the Company. To the knowledge of the Company, neither the Company nor any of its representatives, agents or employees, consultants or contractors has committed any unfair labor practice and the Company has no current labor disputes. The Company has good labor relations, and has no knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated hereby shall have a material effect on such labor relations, and has no knowledge that any of its key employees, consultants or contractors intends to terminate their relationship with the Company. There are no pending, or threatened, efforts to certify any Person as the collective bargaining agent of all or some of the employees, consultants or contractors of the Company.

(f) Schedule 3.18(f) of the Company Disclosure Letter lists, with respect to the Company and any ERISA Affiliate of the Company, each employment, consulting, contracting, severance or other similar Contract, each “employee benefit plan” as defined in Section 3(3) of ERISA, each employee benefit plan, policy, agreement or arrangement, each bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, sick leave, vacation, loans, salary continuation, health, life insurance and educational assistance plan, policy, agreement or arrangement, contingent or otherwise, that is currently in effect, maintained or contributed to by the Company, or any ERISA Affiliate and which covers any current or former director, employee, consultant or contractor of the Company, or any ERISA Affiliate or to which the Company, or any ERISA Affiliate has or may have an obligation to contribute. Such Contracts, plans and arrangements as are described in this Section 3.18(f) are hereinafter collectively referred to as “Company Benefit Arrangements”.

(g) Each Company Benefit Arrangement has been maintained in compliance in all material respects with its terms and with the requirements prescribed by ERISA, the Code and any and all other Applicable Laws that are applicable to such Company Benefit Arrangement, and no event has occurred and no condition exists with respect to any Company Benefit Arrangement which would give rise to any liability under the Code or ERISA or any and all other Applicable Laws. Unless otherwise indicated in Schedule 3.18(g) of the Company Disclosure Letter, each such Company Benefit Arrangement that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is intended to qualify under Section 401(a) of the Code is so qualified. With respect to each such employee pension benefit plan, the Company (1) has received a favorable opinion, advisory, notification and/or determination letter, as applicable, that such plan satisfied the requirements of all current Applicable Laws (a copy of which letter(s) have been delivered to Parent and its counsel), and nothing has occurred since the issuance of such opinion, advisory, notification and/or determination letter, as applicable, which could reasonably be expected to cause the loss of the Tax-qualified status of such Company Benefit Arrangement, (2) the Company has applied timely to the Internal Revenue Service for such letter or has a remaining period of time to apply for such letter or (3), relies on a favorable Internal Revenue Service opinion letter or advisory letter issued to the master and prototype or volume submitter plan sponsor of such employee pension benefit plan in accordance with Internal Revenue Service guidance for reliance on such opinion or advisory letters. Each Company Benefit Arrangement can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent and/or the Merger Sub (other than ordinary administrative expenses typically incurred in a termination event). No

Company Benefit Arrangement shall be subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans. All claims incurred as of the Closing Date under any Company Benefit Arrangement that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA that is self-insured will be paid by the Company or accrued on the Company financial statements no later than the Closing Date.

(i) The Company has delivered to Parent a complete and correct copy and description of each Company Benefit Arrangement, including all plan documents, adoption agreements, and amendments and restatements thereto executed since the inception of such Company Benefit Arrangement and any resolutions executed in connection with such documents, trust documents, financial statements, insurance policies (including any stop-loss insurance policies pertaining to a self-insured Company Benefit Arrangement), vendor contracts, employee booklets, summary plan descriptions, summary of material modifications and other authorizing documents, and any material employee communications relating thereto, and any correspondence within the last three years with any Governmental Authority relating thereto.

(ii) The Company has timely filed and delivered to Parent the three most recent annual reports (Form 5500) for each Company Benefit Arrangement that is subject to ERISA and Code reporting requirements, including all attachments, schedules, financial statements and accountants’ opinions attached thereto, and any recommendations to management prepared in connection with such Form 5500s. All reports, returns and similar documents with respect to each Company Benefit Arrangement required to be filed with any Governmental Authority or distributed to any participant of each Company Benefit Arrangement have been duly and timely filed or distributed.

(iii) No Action has been brought, or to the knowledge of the Company, is threatened against or with respect to any Company Benefit Arrangement, including any audit or inquiry by the Internal Revenue Service or the U.S. Department of Labor. Neither the Company, nor any other ERISA Affiliate, nor, to the Company’s knowledge, any fiduciary of a Company Benefit Arrangement, has ever been a participant in any “prohibited transaction” within the meaning of Section 406 of ERISA with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) which was not otherwise exempt pursuant to Section 408 of ERISA (including any individual exemption granted under Section 408(a) of ERISA) or that could result in an excise Tax under the Code or the assessment of a civil penalty under Section 502(i) of ERISA.

(iv) All contributions due from the Company with respect to any of the Company Benefit Arrangements have been timely made under the terms of the applicable Company Benefit Arrangement, ERISA, the Code and any other Applicable Law, or there is a period of time remaining for such contributions to be timely made. No further contributions shall be due or shall have accrued thereunder as of the Closing Date (other than contributions accrued in the ordinary course of business after the Balance Sheet Date as a result of the operations of the Company after the Balance Sheet Date).

(v) No Company Benefit Arrangement (other than life insurance arrangements providing benefits for individuals who die while actively employed with the Company) provides post-termination or retiree welfare benefits to any Person for any reason, except as may be required by COBRA or other Applicable Law, and there has been no communication to any Person that could reasonably be expected to promise or guarantee any such benefits.

(h) The Company has no Company Benefit Arrangement which constitutes, or has since the enactment of ERISA, constituted, (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a “multiple employer plan” as defined in ERISA or Code Section 413(c), (iii) a “funded welfare plan” within the meaning of Code Section 419 or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No Company Benefit Arrangement is or has ever been subject to Title IV of ERISA. The Company has no Company Benefit Arrangement that is intended to constitute a nonqualified deferred compensation plan.

(i) The Company is in compliance with the applicable health care continuation and notice provisions of the Consolidation Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and the regulations (including proposed regulations) thereunder, or any similar state statute and there are no outstanding, uncorrected COBRA violations, with respect to any of the Company Benefit Arrangements, covered employees or qualified beneficiaries that would be reasonably likely to result in a material liability to the Company, or Parent. No Company Benefit Arrangement (other than life insurance arrangements) provides post-termination welfare benefits to any Person for any reason except as required by COBRA, any similar state statute, or other Applicable Law.

(j) Unless otherwise indicated in Schedule 3.18(j) of the Company Disclosure Letter, the Company is not a party to any Contract with any employee, consultant, contractor, officer or director (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company in the nature of the Merger or any of the other transactions contemplated by this Agreement or any Company Ancillary Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment or services of such Person regardless of the reason for such termination of employment or services. The Company does not have any obligation to pay any material amount or provide any material benefit to any former director, officer, employee, consultant or contractor, other than obligations (x) for which the Company has established a reserve (or purchased an insurance policy listed in Schedule 3.21 of the Company Disclosure Letter) for such amount on the Company Balance Sheet and (y) pursuant to Contracts entered into after the Balance Sheet Date and disclosed on Schedule 3.18(j) of the Company Disclosure Letter.

(k) No director, officer, employee, consultant or contractor of the Company is in material violation of (i) any Contract or (ii) any restrictive covenant relating to the right of any such Person to be employed by or render services to the Company or to use trade secrets or proprietary information of others. The employment or engagement of any director, officer, employee, consultant or contractor by the Company does not subject the Company to any liability to any third party.

(l) No Company Benefit Arrangement has been established or maintained, or is required to be maintained or contributed to by the law or applicable custom or rule of the relevant jurisdiction, outside of the United States (each such Company Benefit Arrangement, a “Foreign Plan”)

(m) None of the Company Benefit Arrangements, nor any trust created thereunder, now holds or has heretofore held as assets any stock or securities issued by the Company or any ERISA Affiliate.

(n) No payment pursuant to any Company Benefit Arrangement or other arrangement between the Company and any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including, without limitation, the grant, vesting or exercise of any equity option, would subject any Person to a tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the Merger, any other transaction contemplated by this Agreement or otherwise. No Person has any right against the Company to be grossed up for or reimbursed for any tax or interest imposed under Section 409A of the Code.

(o) All Company Options have been appropriately authorized by the Company’s Board of Directors or an appropriate committee thereof, including approval of the option exercise price or the methodology for determining the option exercise price and the substantive option terms. All Company Options granted to employees in the United States that are potentially subject to Code Section 409A have a per share exercise price that reflects at least the fair market value of the Company Common Stock as determined in good faith compliance with Section 409A of the Code and the regulations issued thereunder on the date that the option was granted. No Company Options have been retroactively granted, or the exercise price of any Company Option determined retroactively. The vesting of all Company Options will be fully accelerated by the Company’s Board of Directors in connection with, and contingent upon, the Merger.

(p) No benefit payable or that may become payable by the Company pursuant to any Company Benefit Arrangement or as a result of, in connection with or arising under this Agreement or the Agreement of Merger shall constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code) that is subject to the imposition of an excise tax under Section 4999 of the Code or that would not be deductible by reason of Section 280G of the Code. No Person has any right against the Company to be grossed up for or reimbursed for any tax imposed under Section 4999 of the Code.

(q) Unless otherwise indicated in Schedule 3.18(q) of the Company Disclosure Letter, each employee is employed at will and may terminate his or her employment, or be terminated from such employment, at any time for any or no reason with or without prior notice. All employees of the Company are employed in the United States or are United States citizens or aliens authorized to work in the United States for such Company. No executive officer or other key employee’s employment has been terminated for any reason, nor has any such officer or employee notified the Company of his or her intention to resign or retire at any time since January 1, 2018.

3.19 Corporate Documents. The Company has delivered to Parent for examination all documents listed in the Company Disclosure Letter, including the following: (a) copies of the Company Certificate of Incorporation and Company Bylaws; (b) the minute books containing all records of all proceedings, consents, actions and meetings of the Board of Directors and any committees thereof and stockholders of the Company; (c) the stock ledger, option ledger and warrant ledger and journal reflecting all stock issuances and transfers and all grants of options and warrants relating to the Company; and (d) all permits, orders and consents issued by, and filings by the Company with, any regulatory agency with respect to the Company, or any securities of the Company. The minute books of the Company delivered to Parent contain a materially complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of the Company through the Agreement Date, and reflect all transactions referred to in such minutes accurately in all material respects.

3.20 No Brokers. Neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement (other than fees and expenses payable to Guggenheim Securities, LLC). Neither Parent nor the Surviving Corporation shall incur any liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement or the Merger.

3.21 Insurance. The Company maintains the policies of insurance and bonds listed in Schedule 3.21 of the Company Disclosure Letter. Schedule 3.21 sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as well as all material claims made under such policies and bonds since January 1, 2016. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and the Company is otherwise in material compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds. The Company has delivered to Parent correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company.

3.22 Environmental Matters.

(a) The Company is, and has been since January 1, 2015, in material compliance with all Environmental Laws (as defined below), which compliance includes the possession by the Company of all permits and other governmental authorizations required under Environmental Laws and compliance with the terms and conditions thereof. The Company has not received any written notice from a Governmental Authority that alleges that the Company is not in compliance with any Environmental Law. To the knowledge of the Company, no current or prior owner of any property leased or possessed by the Company has received any written notice from a Governmental Authority that alleges that such current or prior owner or the Company is not in compliance with any Environmental Law. All Governmental Permits held by the Company pursuant to any Environmental Law (if any) are identified in Schedule 3.22(a) of the Company Disclosure Letter.

(b) For purposes of this Section 3.22: (i) “Environmental Law” means any federal, state or local statute, law, regulation or other Applicable Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is currently regulated by an Environmental Law or that is otherwise a danger to health, reproduction or the environment (other than office and cleaning supplies which are safely maintained).

3.23 Customers and Suppliers.

(a) The Company does not have any outstanding material disputes with any customer or distributor who, in the periods for the year ended December 31, 2017 and for the six months ended June 30, 2018, was one of the twenty largest sources of revenues for the Company, based on amounts paid or payable (each, a “Significant Customer”), and the Company does not have any knowledge of any material dissatisfaction on the part of any Significant Customer. Each Significant Customer is listed on Schedule 3.23(a) of the Company Disclosure Letter. The Company has not received any written notice from any Significant Customer that such customer shall not continue as a customer of the Company after the Closing or that such customer intends to terminate or materially modify existing Contracts with the Company.

(b) The Company does not have any outstanding material disputes with any supplier who, in the periods for the year ended December 31, 2017 and for the six months ended June 30, 2018, was one of the twenty largest suppliers for the Company, based on amounts purchased (each, a “Significant Supplier”), and the Company does not have any knowledge of any material dissatisfaction on the part of any Significant Supplier. Each Significant Supplier is listed on Schedule 3.23(b) of the Company Disclosure Letter. The Company has not received any written notice from any Significant Supplier that such supplier shall not continue as a supplier of the Company after the Closing or that such supplier intends to terminate or materially modify existing Contracts with the Company.

3.24 Export Control Laws. The Company has conducted its export transactions in accordance in all material respects with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing:

(a) the Company has obtained all export licenses and other approvals required for its exports of products from the United States;

(b) the Company is in compliance with the terms of all applicable export licenses or other approvals; and

(c) there are no pending or, to the knowledge of the Company, threatened claims against the Company with respect to such export licenses or other approvals.

3.25 Legal Status of Directors, Officers, Employees and Contractors. None of the Company’s directors or officers or, to the knowledge of the Company, any employees or contractors, are or have been (or have been notified that they may be) (a) convicted in a criminal proceeding or named in a pending criminal proceeding (excluding traffic violations); (b) found by a Governmental Authority to have violated any securities, commodities, or unfair trade practices law; or (c) identified on any of the following documents: (i) the Office of Foreign Assets Control of the U.S. Department of the Treasury list of “Specially Designated Nationals and Blocked Persons;” (ii) the Bureau of Industry and Security of the U.S. Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List;” (iii) the Office of Defense Trade Controls of the U.S. Department of State “List of Debarred Parties;” or (iv) the United Nations Security Council Counter-Terrorism Committee “Consolidated List.”

3.26 No Other Representations and Warranties. Except for the representations and warranties contained in Article 3, Parent and Merger Sub acknowledge and agree that none of the Company and any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent and Merger Sub with respect to the Company.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate be material to Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements. Parent is not in violation of its certificate of incorporation or bylaws (or equivalent organizational or governing documents), each as currently in effect. Merger Sub is not in violation of its certificate of incorporation or bylaws, each as currently in effect.

4.2 Power, Authorization and Validity.

(a) Power and Authority. Parent has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Parent Ancillary Agreements and to consummate the Merger. The execution, delivery and performance by Parent of this Agreement, each of the Parent Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Parent. Merger Sub has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Merger Sub Ancillary Agreements and to consummate the Merger. The execution, delivery and performance by Merger Sub of this Agreement, each of the Merger Sub Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Merger Sub.

(b) No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Parent or Merger Sub to enable Parent and Merger Sub to lawfully execute and deliver, enter into, and perform their respective obligations under this Agreement, each of the Parent Ancillary Agreements and each of the Merger Sub Ancillary Agreements or to consummate the Merger, except for (i) such filings and notifications as may be required to be made by Parent in connection with the Merger under the HSR Act and the expiration or early termination of applicable waiting periods under the HSR Act and (ii) such other consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Parent or Merger Sub would not be material to Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements.

(c) Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub. On the Closing Date, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements will have been duly executed and delivered by Parent and Merger Sub, respectively. This Agreement and each of the Parent Ancillary Agreements are, or when executed by Parent shall be, valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. This Agreement and each of the Merger Sub Ancillary Agreements are, or when executed by Merger Sub shall be, valid and binding obligations of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, subject to the effect of (x) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (y) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.3 No Conflict. Neither the execution and delivery of this Agreement, any of the Parent Ancillary Agreements or any of the Merger Sub Ancillary Agreements by Parent or Merger Sub, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, shall conflict with or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under: (a) any provision of the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of Parent or Merger Sub, each as currently in effect; (b) any Applicable Law applicable to Parent, Merger Sub or any of their respective assets or properties; or (c) any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective material assets or properties are bound, except in the cases of clauses (b) and (c) where such conflict, termination, breach, impairment, violation or default would not be material to Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements.

4.4 Availability of Funds. Parent has, and will have available to it upon the Effective Time, sufficient funds to consummate the transactions contemplated by this Agreement, including payment in full of the amounts payable to the Company Securityholders under Article 2.

ARTICLE 5

COMPANY COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 10, the Company covenants and agrees with Parent as follows:

5.1 Stockholder Approval and Board Recommendation.

(a) The Company shall take all action necessary in accordance with this Agreement, Delaware Law, the Company Certificate of Incorporation and the Company Bylaws to secure the Company Stockholder Approval. The Company’s obligation to secure the Company Stockholder Approval in accordance with this Section 5.1(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal. The Company shall exercise commercially reasonable efforts to solicit and obtain an executed Company Stockholder Consent from each Company Stockholder not listed in Exhibit A-1 (or in lieu thereof an executed waiver of appraisal rights under Delaware Law) and to take all other action necessary to secure the vote or consent of the Company Stockholders required to effect the transactions contemplated by this Agreement.

(b) The Company’s Board of Directors shall unanimously recommend that the Company Stockholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Company Stockholder Consent. Any information statement distributed to the Company Stockholders in connection with this transaction shall include a statement to the effect that the Company’s Board of Directors has unanimously recommended that the Company Stockholders vote in favor of the approval of the Merger and the adoption of this Agreement pursuant to the Company Stockholder Consent. Neither the Company’s Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Company’s Board of Directors that the Company Stockholders vote in favor of the approval of the Merger and adoption of this Agreement.

5.2 No Solicitation.

(a) The Company will not, and will not authorize or permit any of its directors, officers, employees, stockholders or Affiliates or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, knowingly facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal or (v) submit any Acquisition Proposal to the vote of any securityholders of Company. The Company will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. If any Company Representative, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 to cause such Company Representative not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b) The Company shall promptly (but in any event, within 24 hours) notify Parent in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for nonpublic information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Parent that would reasonably be expected to lead to an Acquisition Proposal. Such notice shall describe (x) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (y) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Parent fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Parent a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board of Directors of the Company) of any meeting of the Board of Directors of the Company at which the Board of Directors of the Company is reasonably expected to discuss any Acquisition Proposal.

5.3 Advice of Changes. The Company shall promptly advise Parent in writing of (a) any event occurring subsequent to the Agreement Date (i) that would render any representation or warranty of the Company contained in Article 3 untrue or inaccurate such that the condition set forth in Section 9.1 would not be satisfied or (ii) with respect to Section 3.11, that would render any representation or warranty of the Company contained in Section 3.11 untrue or inaccurate, (b) any breach of any covenant or obligation of the Company pursuant to this Agreement or any Company Ancillary Agreement such that the condition set forth in Section 9.2 would not be satisfied, (c) any Material Adverse Effect in the Company, (d) any change, event, circumstance, condition or effect that would reasonably be expected to cause any of the other conditions set forth in Article 9 not to be satisfied or (e) any updates to the Company Disclosure Letter disclosing any changes thereto required in respect of events occurring subsequent to the date hereof, provided that no such update shall be taken into account in determining whether the conditions set forth in Article 9 have been satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.3 shall not be deemed to amend or supplement the Company Disclosure Letter; provided further, that that the Company’s unintentional failure to give notice under this Section 5.3 shall not be deemed to be a breach of covenant under this Section 5.3 but instead shall constitute only a breach of the underlying representation or warranty or covenant or condition, as the case may be.

5.4 Maintenance of Business.

(a) The Company shall (i) carry on Company Business in the ordinary course, consistent with past practice and (ii) exercise commercially reasonable efforts to preserve its relationships with customers, advertisers, suppliers, employees and others with whom the Company has contractual relations in substantially the same manner as it has prior to the Agreement Date, other than with respect to any changes in such relationships required by the terms of this Agreement (e.g., contract terminations).

(b) The Company shall pay all of its debts and Taxes when due, subject to good faith disputes over such debts or Taxes.

(c) The Company shall use its commercially reasonable efforts to assure that each of its Contracts (other than with Parent) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation in connection with, or terminate as a result of the consummation of, the Merger.

5.5 Conduct of Business. The Company shall not, except (i) with Parent’s prior written consent (which will not be unreasonably withheld, conditioned or delayed), (ii) as specifically set forth in Schedule 5.5 of the Company Disclosure Letter, (iii) as required by Applicable Law, or (iv) as specifically contemplated by the terms of this Agreement:

(a) amend the Company Certificate of Incorporation or Company Bylaws;

(b) declare, set aside or pay any dividend or other distribution in respect of its capital stock, or redeem or purchase any of its capital stock (except for the repurchase of stock from its employees or other service providers in connection with the termination of their services at the original purchase price of such stock) or change any rights, preferences or privileges of any of its outstanding capital stock;

(c) issue, sell, create or authorize any shares of its capital stock of any class or series or any other of its securities, or issue, grant or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of its capital stock or any securities that are potentially exchangeable for, or convertible into, shares of its capital stock, other than: (i) the issuance of shares of Company Capital Stock pursuant to the exercise of Company Options or Company Warrants outstanding on the Agreement Date; and (ii) the issuance of shares of Company Common Stock upon conversion of Company Preferred Stock outstanding or subject to Company Warrants outstanding on the Agreement Date;

(d) subdivide, split, combine or reverse split the outstanding shares of its capital stock of any class or series or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or series or affecting any other of its securities;

(e) (i) adopt any plan to provide compensation or benefits to any current or former directors, officers or employees, or amend or terminate any Company Benefit Arrangements (except in each case as required under ERISA, the Code, Applicable Law or this Agreement or in connection with the achievement of annual bonuses for fiscal year 2018 payable in 2019, to the extent fully reserved in Current Liabilities) or (ii) amend or modify any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder;

(f) incur any Debt or guarantee any such Debt of another Person or issue or sell any debt securities or guarantee any debt securities of another Person, in each case, in excess of $100,000;

(g) place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its material assets or properties;

(h) (i) lend any money, other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business (provided, that no proceeds of any such advances are used to purchase shares of Company Capital Stock), (ii) make any investments in or capital contributions to, any Person or (iii) forgive or discharge in whole or in part any outstanding loans or advances;

(i) sell, lease, license, transfer or dispose of any assets (except for sales of Company Products or disposal of raw materials or work in process in the ordinary course of business);

(j) (i) enter into any Company Material Contract (other than for sales of Company Products in the ordinary course of business) or (ii) violate, terminate, amend or otherwise modify or waive any of the terms of any Company Material Contract;

(k) out-license any of the Company-Owned IP Rights (except for licenses made in the ordinary course of business), or acquire any Intellectual Property (or any license thereto) from any third party (other than licenses of software generally available to the public at a per copy license fee of less than $50,000 per copy);

(l) make any capital expenditures, capital additions or capital improvements in an amount in excess of $100,000 individually;

(m) change the manner in which it extends warranties, discounts or credits to customers;

(n) (i) initiate any Action (other than for the routine collection of bills) or (ii) settle or agree to settle any Action;

(o) unless required by U.S. GAAP, change any of its accounting methods or revalue any of its assets;

(p) merge, consolidate or reorganize with, acquire, or enter into any other business combination with any corporation, partnership, limited liability company or any other Entity (other than Parent or Merger Sub), acquire substantially all of the assets of any such Entity, or enter into any negotiations, discussions or agreement for such purpose;

(q) make or change any material Tax election to the extent such action would adversely affect Parent or the Company with respect to a Tax period (or portion thereof) beginning after the Closing Date (for the avoidance of doubt, the filing of a Tax Return for any Tax period ending on or prior to the Closing Date shall not constitute an election for the purpose of this Section 5.5(q)), except to the extent such Tax Return contains a material Tax election inconsistent with the prior practices of the Company);

(r) enter into to any Contract to do any of the things described in the preceding clauses (a)-(q) of this Section 5.5 (subject to exceptions set forth in this Section 5.5); or

(s) take any of the actions specified in Sections 3.11(f), (j) or (p) of this Agreement.

For purposes of this Section 5.5, “Company Material Contract” includes any Contract arising subsequent to the Agreement Date that would have been required to be listed on the Company Disclosure Letter pursuant to Section 3.12 had such Contract been in effect on the Agreement Date.

5.6 Regulatory Approvals. The Company shall promptly execute and file, or join in the execution and filing of, any application, notification (including any notification or provision of information, if any, that may be required under the HSR Act) or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether federal, state, local or foreign, which may be reasonably required, or which Parent may reasonably request, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement or any Company Ancillary Agreement. The Company shall use commercially reasonable efforts to obtain, and to cooperate with Parent to promptly obtain, all such authorizations, approvals and consents and shall pay any associated filing fees payable by the Company with respect to such authorizations, approvals and consents (other than filing fees payable in connection with filings under the HSR Act which shall be paid by Parent per the HSR Act which shall be paid by Parent). The Company shall promptly inform Parent of any communication between the Company and any Governmental Authority regarding any of the transactions contemplated hereby, and shall provide Parent reasonable advance notice of the nature and substance of any planned communication with any Governmental Authority. If the Company or any Affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall direct, in its sole discretion, the making of such response, but shall review any proposed response in advance with, and consider in good faith the views of, Parent.

5.7 Necessary Consents. The Company shall use commercially reasonable efforts to promptly obtain such written consents and authorizations of third parties, give notices to third parties and take such other actions as may be necessary or appropriate in order to effect the consummation of the Merger and the other transactions contemplated by this Agreement, to enable the Surviving Corporation to continue to carry on the Company Business immediately after the Effective Time and to keep in effect and avoid the breach, violation of or termination of any Company Material Contract. The Company will (a) consult with Parent beforehand regarding the process for seeking such consents and providing such notices, (b) provide Parent with a reasonable opportunity to review and comment in advance on the forms of such consent requests and notices and (c) incorporate any reasonable comments thereto made by Parent.

5.8 Termination of Financing Statements. The Company shall take all actions necessary such that (a) UCC-2 or UCC-3 termination statements, as applicable, have been filed with respect to each of the UCC-1 financing statements filed in order to perfect security interests in assets of the Company that have not yet expired and (b) all Encumbrances (other than Permitted Encumbrances) on assets of the Company shall be released prior to or simultaneously with the Closing.

5.9 Litigation. The Company shall notify Parent in writing promptly after learning of any Action initiated by or against the Company, or known by the Company to be threatened in writing against the Company or any of its directors, officers or employees in their capacity as such.

5.10 Access to Information. The Company shall allow Parent and its agents and advisors access, at reasonable times and at a reasonable frequency, to the files, books, records, technology, Contracts, personnel and offices of the Company, including any and all information relating to the Company’s Taxes, Contracts, financial condition and real, personal and intangible property, subject to the terms of the Non-Disclosure Agreement between the Company and Parent dated May 15, 2018 (the “NDA”). The Company shall cause its accountants to cooperate with Parent and Parent’s agents and advisors in making available all financial information reasonably requested by Parent and its agents and advisors, including the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants.

5.11 Company Benefit Arrangements. Upon Parent’s written request made at least five Business Days in advance of the Closing Date, the Company shall terminate any Company Benefit Arrangement (including the Company’s 401(k) Plan) that the Company is legally entitled to unilaterally terminate no later than the day immediately prior to the Closing Date. If Parent so requests that the Company’s 401(k) Plan be terminated, the Company’s Board of Directors shall adopt resolutions terminating the 401(k) Plan and the Company shall execute an amendment to the 401(k) Plan that is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the Tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination, such resolutions and amendment to be subject to review and approval by Parent’s counsel.

5.12 Employment Arrangements. Following the date of this Agreement, the Company shall use commercially reasonable efforts in assisting Parent to secure Employment Offer Letters with each employee of the Company to whom Parent decides to extend an offer of employment, including by providing Parent reasonably necessary information relating any such employees’ employment with the Company.

5.13 Section 280G Approval of the Company Stockholders.

(a) The Company shall obtain and deliver to Parent, no later than two calendar days prior to the initiation of the requisite stockholder approval procedure under Section 5.13(b), a Parachute Payment Waiver, in substantially the form attached hereto as Exhibit E (“Parachute Payment Waiver”), from each Person who the Company or Parent reasonably believes is, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 5.13(b), and who Parent believes might otherwise receive, have received, or have the right or entitlement to receive a parachute payment under Section 280G of the Code, unless the requisite stockholder approval of such accelerated vesting, payments, benefits, options and stock is obtained pursuant to Section 5.13(b).

(b) The Company shall use its commercially reasonable efforts to submit for approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to Contracts or arrangements that, in the absence of the executed Parachute Payment Waivers by the affected Persons under Section 5.13(a), might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder approval to be obtained in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder. The Company shall submit to Parent for Parent’s review all Section 280G calculations used to determine the amounts of compensation subject to each Parachute Payment Waiver within five calendar days of providing to the Company’s stockholders the documentation necessary for the stockholders to provide the consent described in this Section 5.13(b).

5.14 Notices to Company Securityholders and Employees.

(a) The Company shall timely provide to holders of Company Capital Stock, Company Options and Company Warrants all advance notices required to be given to such holders in connection with this Agreement, the Merger and the transactions contemplated by this Agreement under the Company Certificate of Incorporation and Company Bylaws, the Company Option Plan, the Company Warrants or other applicable Contracts.

(b) The Company shall give all notices and other information required to be given (which notices and information shall be in form and substance reasonably satisfactory to Parent) to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable Governmental Authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the transactions contemplated by this Agreement or other applicable Contracts.

5.15 Closing Financial Certificate and Spreadsheet. At least three Business Days prior to the Closing Date, the Company shall deliver a draft of each of the Closing Financial Certificate and Spreadsheet to Parent. Without limiting the generality or effect of the provisions of Section 5.10, the Company shall provide to Parent, promptly after Parent’s request, copies of the documents evidencing the amounts set forth on any such draft or final document. The Company shall reasonably consider any comments to such draft Closing Financial Certificate or Spreadsheet made by Parent to be reflected in the final versions thereof delivered at Closing.

5.16 Corporate Matters. The Company shall, (a) prior to the Closing, pay all corporate franchise, foreign corporation and similar Taxes that become due and payable, (b) prior to the Closing, take such actions as are reasonably requested by Parent to restructure the Company’s corporate organization prior to the Closing, including the appointment, effective at the Effective Time, of new officers and directors of the Company and deliver evidence of such appointments to Parent at or prior to the Closing and (c) at the Closing, deliver to Parent the minute books containing the records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and stockholders of the Company and the stock ledgers, journals and other records reflecting all stock issuances and transfers.

5.17 Termination of Contracts. The Company shall use reasonable efforts to terminate prior to the Closing, the Contracts set forth, if at all, in Schedule 5.17 of the Company Disclosure Letter, which terminations shall be in form and substance reasonably satisfactory to Parent. The Company shall provide Parent with regular updates regarding the status of negotiations with the applicable counter-parties and promptly inform Parent of any material communication between the Company and any such counter-party. The Company shall direct negotiations with the applicable counter-parties, but shall consult regularly with Parent regarding such negotiations and consider in good faith the input and advice of Parent.

5.18 Satisfaction of Conditions Precedent. The Company shall use its commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Article 9, and the Company shall use its commercially reasonable efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

5.19 Data Room Documents. On or before the Closing, the Company shall send or cause to be sent to Parent copies of the documents in the Company’s electronic data room as of the Closing Date via DVD or other electronic form.

ARTICLE 6

PARENT COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 10, Parent covenants and agrees with the Company as follows:

6.1 Advice of Changes. Parent shall promptly advise the Company in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Parent or Merger Sub contained in Article 4 untrue or inaccurate such that the condition set forth in Section 8.1 would not be satisfied, (b) any breach of any covenant or obligation of Parent or Merger Sub pursuant to this Agreement, any Parent Ancillary Agreement or any Merger Sub Ancillary Agreement such that the condition set forth in Section 8.2 would not be satisfied, (c) any change, event, circumstance, condition or effect that would reasonably be expected to cause any of the other conditions set forth in Article 8 not to be satisfied; provided, however, that that Parent’s unintentional failure to give notice under this Section 6.1 shall not be deemed to be a breach of covenant under this Section 6.1 but instead shall constitute only a breach of the underlying representation or warranty or covenant or condition, as the case may be.

6.2 Regulatory Approvals.

(a) Parent shall promptly (and in no event later than September 7, 2018) execute and file, or join in the execution and filing of, any application, notification (including any notification or provision of information, if any, that may be required under the HSR Act) or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether foreign, federal, state, local or municipal, which may be reasonably required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, any Parent Ancillary Agreement or any Merger Sub Ancillary Agreement. Parent shall use commercially reasonable efforts to obtain all such authorizations, approvals and consents and shall pay any associated filing fees (including filing fees payable in connection with filings under the HSR Act) payable by Parent with respect to such authorizations, approvals and consents. Parent shall promptly inform the Company of any material communication between Parent and any Governmental Authority regarding any of the transactions contemplated hereby. If Parent or any Affiliate of Parent receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then Parent shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Parent shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the Company. In addition, whether or not the Merger is consummated, Parent shall pay all reasonable out-of-pocket fees and expenses related to Company’s response to any requests by a Governmental Authority under the HSR Act, or any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”) for additional information and documentary material relevant to the proposed Merger (a “Second Request”) or other information request from a Government Authority under Antitrust Laws (including, without limitation, legal fees and expenses, and fees and expenses associated with any consultants, accountants, economists or other professionals hired at the request of or directly by Parent or its outside counsel). Parent shall either pay such costs and expenses directly or reimburse the Company within 30 calendar days after receipt of an invoice (with reasonable supporting documentation) for the same.

(b) Notwithstanding anything herein to the contrary but subject to Section 6.2(c), Parent agrees to use commercially reasonable efforts to promptly resolve any objections relating to the consummation of the Merger as may be asserted under applicable Antitrust Laws, including promptly complying with any requests for additional information (including any Second Request) by any Governmental Authority.

(c) Notwithstanding the other provisions of this Section 6.2, nothing contained in this Agreement shall require, or be construed to require, Parent or Merger Sub to (i) offer, negotiate, commit to or effect, by consent decree, hold separate, order or otherwise, the sale, divestiture, license or other disposition of any particular assets or categories of assets or equity or businesses of Parent or any of its Subsidiaries, or any assets, rights, products or businesses of Parent or any of its Subsidiaries, or any capital stock of Subsidiaries of Parent, or any other restrictions on the activities of Parent or any of its Subsidiaries or (ii) contest, defend or appeal any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby or take any other actions to prevent the entry, enactment or promulgation thereof.

6.3 Satisfaction of Conditions Precedent. Subject to reasonable best efforts standards standard elsewhere in this Agreement applicable to Parent and its Affiliates, Parent shall use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article 8, and Parent shall use its commercially reasonable efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

Parent also covenants and agrees with the Company as follows:

6.4 Employee Matters.

(a) From and after the Effective Time and for a period of two years following the Effective Time (the “Continuation Period”), the Parent shall provide or cause the Surviving Corporation to provide to each individual who is employed by the Company immediately prior to the Effective Time and who continues employment with Parent or the Surviving Corporation (each, a “Continuing Employee”), during such Continuing Employee’s period of employment following the Effective Time, (i) a base salary or base wages and annual cash incentive opportunities (excluding equity based compensation) that are no less favorable than those provided to such Continuing Employee by the Company immediately prior to the Effective Time; (ii) employee benefits (including severance and termination benefits but excluding equity incentive compensation, employee stock purchase plan participation and change-in-control benefits) that are not materially less favorable in the aggregate than either (at Parent’s discretion) (x) those provided to similarly situated employees of Parent or the Surviving Corporation and their Subsidiaries or (y) those in effect immediately prior to the Effective Time; and (iii) no requirement of relocation of such employee’s principal workplace by more than 20 miles from the location thereof as of the Agreement Date.

(b) As promptly as reasonably practicable after the Effective Time, Parent shall enroll those persons who were employees of the Company immediately prior to the Effective Time and who remain employees of the Surviving Corporation or its Subsidiaries or become employees of Parent following the Effective Time (“Continuing Employees”) in Parent’s employee benefit plans for which such employees are eligible (the “Parent Plans”), including its medical plan, dental plan, life insurance plan and disability plan, that are not materially less favorable in the aggregate than either (at Parent’s discretion) (i) those provided to similarly situated employees of Parent or the Surviving Corporation and their Subsidiaries or (ii) those in effect immediately prior to the Effective Time, to the extent permitted by the terms of the applicable Parent Plans; provided, however, that Parent shall not be obligated to enroll any Continuing Employee in Parent Plans if Parent maintains in effect a comparable Company Benefit Arrangement for the benefit of such employee following the Closing. Without limiting the generality of the foregoing, for Continuing Employees so enrolled in Parent Plans, Parent shall recognize the prior service with the Company of each of the Continuing Employees for purposes of eligibility and vesting, to the extent permitted by the terms of the applicable Parent Plans and for purposes of accrual of vacation and time off benefits. In addition, for purposes of each Parent Plan providing health or welfare benefits for the benefit of any Continuing Employees, Parent will cause all pre-existing condition exclusions, evidence of insurability requirements, waiting periods and actively-at-work requirements of such Parent Plan to be waived (except that, for insured benefit plans, to the extent permitted under the terms of the insurance policy) for such employee and his or her covered dependents, and Parent will cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the applicable benefits plan in which such employee participated immediately before the Effective Time ending on the date such employee’s participation in the corresponding Parent Plan begins to be taken into account under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan (except that, for insured benefit plans, to the extent permitted under the terms of the insurance policy) Notwithstanding anything in this Section 6.4 to the contrary, this Section 6.4 shall not operate to (A) duplicate any benefit provided to any Continuing Employee or to fund any such benefit, (B) require Parent to continue to maintain any employee benefit plan in effect following the Effective Time for Parent’s employees, including the Continuing Employees, (C) be construed to mean the employment of the Continuing Employees is not terminable by Parent at will at any time, with or without cause, for any reason or no reason or (D) amend any ERISA plan or create any third party rights of causes of action for any person. Parent shall accept rollovers from the Company’s 401(k) plan for Company employees (including any participant promissory notes related thereto).

(c) With respect to the plans of Parent, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”), including any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries (including any employment, vacation, paid time-off and severance plans, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any change in control severance agreement or other agreement between the Company and any Continuing Employee)), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Continuing Employee’s service with the Company (as well as service with any predecessor employer of the Company, to the extent service with the predecessor employer is recognized by the Company) shall be treated as service with Parent or any of its Subsidiaries, provided that the foregoing shall not apply (i) for purposes of benefit accrual under any defined benefit pension plan or with respect to retiree medical or life insurance benefits or (ii) to the extent that its application would result in a duplication of benefits.

(d) Upon and at all times after the Effective Time, the Parent and/or Surviving Corporation shall be solely responsible for providing, and shall assume the obligation to provide, COBRA Coverage with respect to any employees of the Company or other Persons who will be entitled to COBRA Coverage, as a result of the transactions contemplated by this Agreement or otherwise, as required by COBRA and other applicable laws.

6.5 Indemnification of Company Directors and Officers.

(a) If the Merger is consummated, then until the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation or its successors to, fulfill and honor in all respects the obligations of the Company to its current and former directors and officers (the “Company Indemnified Parties”) pursuant to any indemnification, exculpation or expense advancement provisions under the Company Certificate of Incorporation or Company Bylaws (as in effect on the Agreement Date) and pursuant to any indemnification agreements between the Company and such Company Indemnified Parties (existing as of the Agreement Date that are set forth in Schedule 3.16 of the Company Disclosure Letter) (the “Company Indemnification Provisions”), with respect to claims arising out of matters, acts or omissions occurring at or prior to the Effective Time (regardless of whether any proceeding relating to any Company Indemnified Party’s rights to indemnification, exculpation or expense advancement with respect to any such matters, acts or omissions is commenced before or after the Effective Time). Any claims for indemnification made under this Section 6.5(a) on or prior to the sixth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof.

(b) Prior to the Closing, the Company shall purchase a fully prepaid “tail” policy under the Company’s existing directors’ and officers’ liability insurance policy, which (i) has an effective term of six years from the Effective Time, (ii) covers those persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance policy in effect as of the Agreement Date for matters, acts or omissions occurring at or prior to the Effective Time and (iii) contains other coverage terms comparable to those under the Company’s existing directors’ and officers’ liability insurance policy (the “Company D&O Tail Policy”). The cost of the Company D&O Tail Policy will be treated as a Company Merger Expense hereunder. If the Merger is consummated, then Parent will not cancel the Company D&O Tail Policy during its term.

(c) The provisions of this Section 6.5 are intended to be for the benefit of, and shall be enforceable by, the Company Indemnified Parties (or their heirs, personal representatives, successors or assigns). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation or its successors to, pay all costs and expenses (including reasonable attorneys’ fees) incurred by any Company Indemnified Party (or his or her heirs, personal representatives, successors or assigns) in any legal action brought by such Person that is successful to enforce the obligations of Parent, the Surviving Corporation or its successors under this Section 6.5. The obligations of Parent, the Surviving Corporation and its successors under this Section 6.5 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Company Indemnified Party (or his or her heirs, personal representatives, successors or assigns) without the prior written consent of such Company Indemnified Party (or his or her heirs, personal representatives, successors or assigns, as applicable).

(d) However, no such Company Indemnified Party will have any right of indemnification or right of advancement from the Surviving Corporation or its successors or Parent pursuant to this Section 6.5 with respect to any Damages recoverable by any of the Parent Indemnified Persons from such Company Indemnified Party in his or her capacity as an Effective Time Holder pursuant to Article 11 of this Agreement.

6.6 Tax Matters.

(a) Pre-Closing Tax Returns. Parent shall prepare and timely file or cause to be prepared and timely filed (taking into account all extensions properly obtained) all Tax Returns of the Company due after the Closing Date that include any Pre-Closing Tax Period (such Tax Returns, the “Parent Prepared Returns”). Parent shall prepare such Parent Prepared Returns in a manner consistent with the past practice of the Company, except to the extent inconsistent with Applicable Law and shall timely pay any Taxes shown thereon (subject to its indemnification rights pursuant to this Agreement). At least 30 calendar days prior to the due date for any Parent Prepared Return, Parent shall provide the Representative with a copy of such Tax Return for review and comment. Parent shall consider, in good faith, any reasonable changes to any Parent Prepared Return suggested by the Representative and shall not file such Tax Return without the Representative’s consent, not to be unreasonably withheld, conditioned or delayed.

(b) Post-Closing Tax Actions. Without the Representative’s prior written consent, Parent will not, and will not cause the Surviving Corporation to, take any of the following actions with respect to Taxes or Tax Returns of the Company in each case for any Pre-Closing Tax Period, if such action would give rise to or increase an indemnification claim against the Effective Time Holders under this Agreement: (i) amend any previously filed Tax Return of the Company or file any new Tax Return, (ii) change any Tax election with respect to the Company, or (iii) extend or waive any statute of limitations with respect to Taxes or Tax Returns of the Company.

(c) Tax Contests. Parent shall notify the Representative in writing within 10 calendar days upon the receipt of any notice, or becoming aware, of any audit, examination, or other legal proceeding with respect to material Taxes for which the Effective Time Holders may be liable pursuant to this Agreement (a “Tax Contest”). Parent shall have control of any such Tax Contest; provided, however, the Representative shall have the right to participate, at its own expense, in such Tax Contest. Parent shall consider, in good faith, any reasonable comments made by the Representative and shall not settle or compromise such Tax Contest without the Representative’s prior written consent (not to be unreasonably conditioned, withheld or delayed). For the avoidance of doubt, in the event that any conflict arises between the provisions of this Section 6.6(c) and the provisions of Section 11.5, the provisions of this Section 6.6(c) shall govern.

(d) Proration of Straddle Period Taxes. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on the Closing Date shall be: (i) in the case of Taxes based on income, sales, proceeds, profits, receipts, wages, compensation or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued through the Closing Date for a Straddle Period shall be deemed to be the amount that would be payable if the Taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the Taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis; and (ii) in the case of any other Taxes that are imposed on a periodic basis for a Straddle Tax Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period.

ARTICLE 7

CLOSING MATTERS

7.1 The Closing. Subject to termination of this Agreement as provided in Article 10, the Closing shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, One Marina Park, Suite 900, Boston, Massachusetts 02210, on the Closing Date. Concurrently with the Closing or at such later date and time as may be mutually agreed in writing by the Company and Parent, the Certificate of Merger shall be filed with the Delaware Secretary of State in accordance with Delaware Law.

7.2 Exchange.

(a) At the Effective Time, all outstanding Company Capital Stock, Company Options and Company Warrants shall, by virtue of the Merger and without further action, cease to exist, and all such securities shall be converted into the right to receive from Parent the cash amount to which the holder thereof is entitled pursuant to Section 2.1(b).

(b) Pursuant to the terms and conditions of the Exchange Agent Agreement and on the Closing Date, Parent shall make available to US Bank National Association (or an alternative nationally recognized exchange agent selected by Parent and reasonably acceptable to the Company and the Representative) (the “Exchange Agent”) cash in an amount sufficient to permit the payment of the cash amounts to which holders of Company Capital Stock and Company Warrants are entitled pursuant to Section 2.1(b) (the “Exchange Fund”). As soon as reasonably practicable (but no later than five Business Days) after the Effective Time, the Exchange Agent shall cause to be mailed to each holder of record of Company Capital Stock and Company Warrants that was outstanding immediately prior to the Effective Time (the certificates or other instruments evidencing such securities being “Company Certificates”) and which were converted into the right to receive cash pursuant to Section 2.1(b) the following: (i) a letter of transmittal in customary form and reasonably acceptable to the Company and the Representative (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates for Company Capital Stock shall pass, only upon delivery of such Company Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for the cash amounts specified in Article 2 (provided, that to the extent reasonably practicable, Parent will make electronic copies of such letter of transmittal available to holders of Company Certificates in advance of the Closing to allow submission thereof concurrent with the Closing). Upon (1) delivery of such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, (2) surrender of a Company Certificate for Company Capital Stock for cancellation (or delivery of an affidavit of lost certificate or instrument and an indemnity in form and substance reasonably satisfactory to Parent and the Exchange Agent (the “Affidavit”), together with any bond reasonably required by the Exchange Agent) and (3) delivery of any required Form W-9 or Form W-8, to the Exchange Agent, the Exchange Agent shall pay by wire transfer or check to each tendering holder of a Company Certificate or an Affidavit (each, a “Tendering Company Holder”) the cash amounts to which such Tendering Company Holder is entitled pursuant to Section 2.1(b).

(c) As soon as reasonably practicable (but no later than five Business Days) after the Effective Time, Parent shall (or Parent shall cause the Surviving Corporation or Exchange Agent to) pay each holder of Company Options that is unexpired, unexercised and outstanding immediately prior to the Effective Time the cash amounts to which such holder is entitled pursuant to Section 2.1(b)(ii). Parent may in its discretion cause such payments to holders of Company Options to be made under Parent’s (or the Surviving Corporation’s) payroll system and in accordance with standard payroll practices (including withholding for applicable Taxes).

(d) After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company or its transfer agent of any Company Capital Stock, Company Options or Company Warrants that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Certificates or Affidavits are presented for any reason, they shall be cancelled and exchanged as provided in this Section 7.2.

(e) Until Company Certificates are surrendered or an Affidavit is delivered pursuant to Section 7.2(b), such Company Certificates shall be deemed, for all purposes, to evidence ownership of the amount of cash which Company Capital Stock shall have been converted pursuant to Section 2.1(b).

(f) If any cash amount payable pursuant to Section 2.1(b) is to be issued or paid to a Person other than the Person to which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Company Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Company Certificate surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(g) Any portion of the Exchange Fund held by the Exchange Agent which have not been delivered to any holders of Company Certificates pursuant to this Section 7.2 within 12 months after the Effective Time shall promptly be returned to Parent, and thereafter each holder of a Company Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 7.2 shall look only to Parent (subject to abandoned property, escheat and similar laws) for his, her or its claim, only as a general unsecured creditor thereof, to the cash payable pursuant to Section 2.1(b). Notwithstanding anything to the contrary contained herein, if any Company Certificate or other required instrument has not been surrendered prior to the date on which the merger consideration contemplated by Section 2.1(b) in respect of such Company Certificate or instrument would otherwise escheat to or become the property of any Governmental Authority, any amounts payable in respect of such Company Certificate or instrument shall, to the extent permitted by Applicable Law, become the property of Parent, but remaining subject to the claims or interests of any Person previously entitled thereto.

(h) Notwithstanding anything to the contrary contained herein, none of the Exchange Agent, the Parent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

7.3 Dissenting Shares. If, in connection with the Merger, holders of Company Capital Stock are entitled to appraisal rights pursuant to Delaware Law, any Dissenting Shares shall not be converted into a right to receive cash as provided in Section 2.1(b), but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law, becomes entitled to payment of the fair market value of such shares shall receive payment therefor in accordance with Delaware Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such law). In the event that any Company Stockholder fails to make an effective demand for payment or fails to perfect its appraisal or dissenters’ rights as to its shares of Company Capital Stock or any

Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration issuable pursuant to Section 2.1(b) in respect of such shares had such shares never been Dissenting Shares, and Parent shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 7.2, following the satisfaction of the applicable conditions set forth in Section 7.2, the cash, without interest thereon, to which such Company Stockholder would have been entitled under Section 2.1(b) with respect to such shares. The Company shall give Parent prompt notice of any demand received by the Company for appraisal of Company Capital Stock or notice of exercise of a Company Stockholder’s appraisal or dissenters’ rights, and Parent shall have the right to control all negotiations and proceedings with respect to any such demand. The Company agrees that, except with Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), it shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any such demand for appraisal or exercise of appraisal or dissenters’ rights.

ARTICLE 8

CONDITIONS TO OBLIGATIONS OF THE COMPANY

The Company’s obligations to consummate the Merger and take the other actions required to be taken by the Company at the Closing are subject to the fulfillment or satisfaction as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by the Company in a writing signed on behalf of the Company):

8.1 Accuracy of Representations and Warranties. The representations and warranties of Parent set forth in Article 4, taken together, (a) that are qualified as to materiality shall be true and correct and (b) that are not qualified as to materiality shall be true and correct in all material respects, on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties that are qualified as to materiality shall be true and correct, and such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, on and as of such specified date or dates), and at the Closing the Company shall have received a certificate to such effect executed by an officer of Parent.

8.2 Covenants. Parent shall have performed and complied in all material respects with all of its covenants contained in Article 6 on or before the Closing (to the extent that such covenants require performance by Parent on or before the Closing), and at the Closing the Company shall have received a certificate to such effect executed by an officer of Parent.

8.3 Compliance with Law; No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Authority of competent jurisdiction any statute, regulation, enactment, Order or Action (whether temporary, preliminary or permanent) that prohibits or renders illegal the Merger or any other material transaction contemplated by this Agreement nor shall any such Order or Action be pending.

8.4 Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority or other regulatory authority having competent jurisdiction over the parties and the actions herein proposed to be taken, as may be required to lawfully consummate the Merger. All applicable waiting periods under the HSR Act or applicable foreign Antitrust Laws shall have expired or early termination of such waiting periods shall have been granted by both the Federal Trade Commission and the United States Department of Justice.

8.5 Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained, as required by Delaware Law and the Company Certificate of Incorporation and Company Bylaws, each as in effect on the date of such approval.

8.6 Escrow Agreement. The Escrow Agreement shall have been executed and delivered by Parent, the Escrow Agent and the Representative.

8.7 Exchange Agent Agreement. The Exchange Agent Agreement shall have been executed and delivered by Parent and the Exchange Agent.

8.8 Closing Certificate. A certificate, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, from each of Parent and Merger Sub (executed by the Secretary of the Parent and Merger Sub, respectively), certifying that attached to such certificate are (A) complete and correct copies of the resolutions duly adopted by the board of directors of Parent or Merger Sub (as applicable) authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (B) the incumbency and specimen signatures with respect to the officers of Parent or Merger Sub (as applicable) executing this Agreement and all other agreements executed in connection herewith by Parent or Merger Sub.

8.9 Transfer Taxes. Parent will, at its expense, timely file all Tax Returns and other documentation necessary with respect to all Transfer Taxes and timely pay all Transfer Taxes shown as due on such Tax Returns and, to the extent required by Applicable Law, the parties hereto will cooperate in the execution of such Tax Returns and other documentation.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB

Parent’s and Merger Sub’s obligations to consummate the Merger and take the other actions required to be taken by them at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by Parent and Merger Sub in a writing signed by Parent and that any such waiver shall not affect any rights to indemnification or any remedy hereunder):

9.1 Accuracy of Representations and Warranties. The representations and warranties of the Company set forth in Section 3.1 (Organization and Good Standing), Section 3.3 (Power, Authorization and Validity) and Section 3.4 (Capitalization of the Company), taken together, shall be true and correct in all but de minimis respects, on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct in all but de minimis respects, on and as of such specified date or dates). The remaining representations and warranties of the Company set forth in Article 3 (without giving effect to any “Company Material Adverse Effect” or materiality or similar qualifications therein), taken together, shall be true and correct, on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct, on and as of such specified date or dates), except to the extent that the failure of such representations and warranties to be true and correct, in the aggregate, would not have a Material Adverse Effect with respect to the Company. At the Closing, Parent shall have received a certificate to such effect executed by the Company’s Chief Executive Officer.

9.2 Covenants. The Company shall have performed and complied in all material respects with all of its covenants contained in Article 5 at or before the Closing (to the extent that such covenants require performance by the Company at or before the Closing), and at the Closing Parent shall have received a certificate to such effect executed by the Company’s Chief Executive Officer.

9.3 No Material Adverse Effect. There shall not have been any Material Adverse Effect in the Company since the Agreement Date which remains continuing.

9.4 Compliance with Law; No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Authority of competent jurisdiction, any statute, regulation, enactment or Order (whether temporary, preliminary or permanent) that prohibits or renders illegal or imposes limitations on the Merger or any other material transaction contemplated by this Agreement nor shall any such Order or Action be pending.

9.5 Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority or other regulatory authority having competent jurisdiction over the parties and the actions herein proposed to be taken, as may be required to consummate the Merger. All applicable waiting periods under the HSR Act or applicable foreign Antitrust Laws shall have expired or early termination of such waiting periods shall have been granted by both the Federal Trade Commission and the United States Department of Justice.

9.6 Consents; Amendments; Terminations.

(a) Parent shall have received duly executed copies of the third party consents, amendments, approvals, assignments, notices, waivers, authorizations or other certificates set forth in Schedule 9.6(a) of the Company Disclosure Letter, in form and substance reasonably satisfactory to Parent.

(b) Parent shall have received duly executed copies of the termination of the Contracts set forth in Schedule 9.6(b) of the Company Disclosure Letter, in form and substance reasonably satisfactory to Parent.

9.7 Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained, as required by Delaware Law and the Company Certificate of Incorporation and Company Bylaws, each as in effect on the date of such approval.

9.8 Employment Matters.

(a) At least 80% of the persons identified on Exhibit C-1 shall have executed an employment offer letter in the form attached as Exhibit B hereto, each such offer letter to be consistent with both Section 6.4 and the summary terms provided by Parent to the Chief Executive Officer of the Company prior to the Agreement Date.

(b) A post-closing noncompetition, non-solicitation and confidentiality agreement in the form attached as Exhibit D hereto shall have been duly executed by the persons identified on Exhibit C-2.

9.9 Resignations of Directors and Officers. The persons holding the positions of a director or officer of the Company in office immediately prior to the Effective Time shall have resigned from such positions in writing effective as of the Effective Time.

9.10 Closing Financial Certificate and Spreadsheet. Parent shall have received the Closing Financial Certificate and Spreadsheet from the Company.

9.11 Section 280G Approval. If, in Parent’s reasonable belief, any Contract or arrangement to which the Company is a party would be reasonably likely to give rise to or has given rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code, such amount shall have been subject to a vote by the Company Stockholders as required by Section 5.13(b), and, as required by Section 5.13(a), any “disqualified individuals” (as defined in Section 280G of the Code) shall have agreed to, and shall, forfeit any payments that would be non-deductible if the stockholder approval described in Section 5.13(b) is not obtained.

9.12 Company Good Standing Certificates. Parent shall have received a certificate from each of the Delaware and Georgia Secretaries of State certifying that the Company is in good standing through and including the Closing Date.

9.13 Termination of Company Benefit Arrangements. The Company shall have delivered (a) a true, correct and complete copy of resolutions adopted by the Board of Directors of the Company, certified by the Secretary of the Company, authorizing the termination of each or all of the Company Benefit Arrangements, including the Company’s 401(k) Plan, requested in writing by Parent to be terminated at least five Business Days prior to the Closing Date and (b) an amendment to the 401(k) Plan, executed by the Company, that is sufficient to assure compliance in all applicable requirements of the Code and regulations thereunder so that the Tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination.

9.14 Escrow Agreement. The Escrow Agreement shall have been executed and delivered by the Escrow Agent and the Representative.

9.15 Exchange Agent Agreement. The Exchange Agent Agreement shall have been executed and delivered by the Exchange Agent and the Representative.

9.16 FIRPTA. The Company shall have delivered to Parent a certificate in accordance with the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

9.17 Lien Releases. Parent shall have received payoff letters in form and substance reasonably satisfactory to Parent, from each holder of any Company Closing Debt, if any, set forth on Schedule 9.17, and an agreement that, if such Company Closing Debt owed to such holder is paid to such holder on the Closing Date, all Encumbrances of such holder affecting any real or personal property of the Company will be released (which shall be accompanied by copies of executed UCC-2 or UCC-3 termination statements executed by each Person holding a security interest in any assets of the Company as of the Closing Date terminating any and all such security interests and evidence reasonably satisfactory to Parent that all Encumbrances on assets of the Company shall have been released prior to or shall be released simultaneously with the Closing).

9.18 Closing Certificate. A certificate, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date (executed by the Secretary of the Company), certifying that attached thereto are (A) complete and correct copies of the Company Certificate of Incorporation (certified by the Secretary of State of the state of Delaware) and Company Bylaws, (B) correct and complete copies of the resolutions duly adopted by board of directors of the Company and the Company Stockholder Approval authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (C) the incumbency and specimen signatures with respect to the officers of the Company executing this Agreement and all other agreements executed in connection herewith by the Company.

ARTICLE 10

TERMINATION OF AGREEMENT

10.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Parent and the Company.

10.2 Unilateral Termination.

(a) Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or any other material transaction contemplated by this Agreement.

(b) Either Parent or the Company, by giving written notice to the other, may terminate this Agreement:

(i) if the Merger shall not have been consummated by midnight Eastern Time on October 23, 2018 (the “Termination Date”); provided, further, that in the event that any

Governmental Authority issues a Second Request in connection with any review of the transactions contemplated by this Agreement, the Termination Date may be extended by Parent by providing prior written notice until February 20, 2019; provided, however, that the right to terminate this Agreement pursuant to this Section 10.2(b)(i) shall not be available to a party whose failure to perform any of its obligations under this Agreement has been the primary cause of, or directly resulted in, the failure of the Merger to have been consummated on or before the Termination Date; or

(ii) if there shall be in effect a final non-appealable Order prohibiting the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 10.2(b)(ii) shall not be available to a party if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement.

(c) Either Parent or the Company may terminate this Agreement at any time prior to the Effective Time if (i) the other has committed a breach of (A) any of its representations and warranties under Article 3 or Article 4, as applicable or (B) any of its covenants under Article 5 or Article 6, as applicable, and has not cured such breach within 30 calendar days after the party seeking to terminate this Agreement has given the other party written notice of the material breach and its intention to terminate this Agreement pursuant to this Section 10.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (ii) such breach, if not cured on or prior to the Closing Date, would result in the failure of any of the conditions set forth in Article 9 or Article 8, as applicable, to be fulfilled or satisfied; provided, however, that the right to terminate this Agreement under this Section 10.2(c) shall not be available to a party if the party is at that time in material breach of this Agreement.

(d) Parent, by giving written notice to the Company, may terminate this Agreement if the Company shall have for any reason failed to secure the Company Stockholder Approval within 24 hours following the Agreement Date.

10.3 Effect of Termination. In the event of termination of this Agreement as provided in Section 10.2, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or affiliates; provided, however, that (a) the provisions of this Section 10.3 (Effect of Termination) and Article 12 (Miscellaneous) shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from liability in connection with any willful breach of any of such party’s representations, warranties or covenants contained herein.

ARTICLE 11

SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES

11.1 Survival. If the Merger is consummated, the representations and warranties of the Company contained in Article 3 of this Agreement, the Company Disclosure Letter and the Company Closing Certificates (other than the Company Fundamental Representations) shall survive the Effective Time and remain in full force and effect until 5:00 p.m. Eastern Time on the 15 month anniversary of the Closing Date; provided, however, that no right to indemnification pursuant to Article 11 in respect of any Claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim (as defined below) delivered prior to the expiration of the applicable Claims Period (as defined in Section 11.4) with respect to such representation or warranty shall be affected by the expiration of such representation or warranty. If the Merger is consummated, each of the Company Fundamental Representations shall survive the Effective Time and remain in full force and effect until 5 p.m. Eastern Time on the date that is 30 days after the statute of limitations applicable to such Company Fundamental Representation expires. If the Merger is consummated, all covenants of the parties (including the covenants set forth in Article 5 and Article 6) shall expire and be of no further force or effect as of the Effective Time, except to the extent such covenants provide that they are to be performed after the Effective Time; provided, however, that no right to indemnification pursuant to Article 11 in respect of any Claim based upon any breach of a covenant that is set forth in a Notice of Claim delivered prior to the expiration of the Claims Period with respect to such covenant shall be affected by the expiration of such covenant. The right to indemnification, reimbursement, or other remedy, if any, based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) about, the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

11.2 Agreement to Indemnify. Each Effective Time Holder shall severally (based on each such holder’s Pro Rata Share), and not jointly, indemnify and hold harmless Parent and its Subsidiaries, their respective officers, directors, employees, agents and representatives (each hereinafter referred to individually as an “Parent Indemnified Person” and collectively as “Parent Indemnified Persons”) from and against any and all damages, losses, costs, penalties and expenses (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs (including such fees and costs incurred in connection with enforcing the provisions of this Article 11)) (hereinafter collectively referred to as “Damages”), arising out of or resulting from the following (the “Indemnifiable Matters”): (a) any failure of any representation or warranty made by the Company in this Agreement, the Company Disclosure Letter or the Company Closing Certificates to be true and correct as of the date of this Agreement (in the case of any such representation or warranty contained in this Agreement or the Company Disclosure Letter only) and as of the Closing Date (as though such representation or warranty were made as of the Closing Date, except in the case of representations and warranties which by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates); (b) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement to be performed prior to the Closing; (c) any Dissenting Shares Excess Payments; (d) any Fraud by the Company under this Agreement; (e) any Company Merger Expenses or Company Closing Debt, in each case, to the extent not paid at the Closing or otherwise accounted for pursuant to Section 2.4; (f) any benefit payable by the Company or the Surviving Corporation as a result of, in connection with or arising under this Agreement that constitutes a “parachute payment” (as defined in Section 280G(b)(2) of the Code) that is subject to the imposition of an excise tax under Section 4999 of the Code or that would not be deductible by reason of Section 280G of the Code; or (g) any Taxes of the Company for any Tax period ending on or before the Closing Date, including the allocable portion of any Tax period of the Company that contains, but does not end on, the Closing Date (and not otherwise accounted for in the calculation of Company Net Working Capital).

11.3 Limitations.

(a) No Parent Indemnified Person may recover any Escrow Cash in respect of (i) any individual Claim (or series of related Claims having the same subject matter basis) for indemnification made pursuant to Section 11.2(a) if the Damages relating to such Claim do not exceed $200,000 (“Minimum Claim”) or (ii) any Minimum Claim unless and until the aggregate amount of Damages that may be claimed pursuant to Section 11.2(a) for all Minimum Claims made through that time exceeds $3,262,500 (the “Deductible”), and once the Deductible has been reached, the Parent Indemnified Person may make Minimum Claims for indemnification for all Damages in excess of the Deductible; provided, however the Minimum Claim and Deductible shall not apply to any Damages arising from a breach or inaccuracy of a Company Fundamental Representation; provided, however, for clarity, Escrow Cash will not be released from escrow to any Parent Indemnified Person until Claims for indemnification for Damages exceeding the Deductible have been resolved in favor of the Parent Indemnified Persons pursuant to this Article 11.

(b) If the Merger is consummated, recovery from the Escrow Cash shall be the sole and exclusive remedy under this Agreement with respect to Claims pursuant to Section 11.2(a) or (b), except in the case of a breach of a Company Fundamental Representation, Fraud by the Company under this Agreement or equitable remedies. In the case of any (i) Claims pursuant to Section 11.2(c) through Section 11.2(g) or (ii) a breach of a Fundamental Representation or Fraud by the Company under this Agreement, solely to the extent there is no remaining Escrow Cash, each Effective Time Holder shall be liable for such holder’s Pro Rata Share of the amount of any Damages resulting therefrom, subject to the limitations set forth in this Article 11. Notwithstanding anything to the contrary set forth in this Agreement, no Effective Time Holder’s indemnity obligations under this Article 11 shall in any event be in excess of the amount of cash such Effective Time Holder is entitled to receive pursuant to Section 2.1(b) hereof (inclusive of such Effective Time Holder’s Pro Rata Share of the Escrow Cash).

(c) The Parent Indemnified Persons shall exercise commercially reasonable efforts to mitigate the amount of any Damages as required by law. Without limiting the foregoing, Damages shall be calculated net of actual recoveries under existing insurance policies (in each case calculated net of any actual collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums); provided, that, in the event that Parent Indemnified Persons first recover from the Escrow Cash or Effective Time Holders for any particular Damages and thereafter recover for the same Damages pursuant to any existing insurance policies, then the amount recovered pursuant to such existing insurance policies (up to the amount first recovered from the Escrow Cash) shall be deposited in the escrow fund or paid to the Effective Time Holders, as applicable, by Parent. In addition, Damages shall exclude special, consequential, indirect, exemplary or punitive damages, (i) unless specifically awarded by an arbitrator or Governmental Authority to a third party and paid to such third party by a Parent Indemnified Person or (ii) in the case of consequential damages only, reasonably foreseeable under an objective standard.

(d) All Claims for indemnification by a Parent Indemnified Person for Damages pursuant to this Agreement (whether or not the Indemnifiable Matters that are the subject matter of such Claims are recoverable solely from the Escrow Cash) shall be satisfied, subject to the limitations of this Article 11, (i) first from the Escrow Cash and (ii) second, after exhaustion of the Escrow Cash, against the Effective Time Holders directly (but not exceeding such Effective Time Holders’ respective Pro Rata Shares of such Damages and subject to the limitations set forth in this Article 11).

(e) Notwithstanding anything to the contrary herein, in the event that any Claim for Damages which are accrued but not yet paid or which are anticipated to be incurred, paid or sustained in the future is resolved in favor of a Parent Indemnified Person pursuant to this Article 11, no amounts shall actually be payable by the Effective Time Holders (whether from the Escrow Cash or directly by the Effective Time Holders) to such Parent Indemnified Person until after such Damages are actually incurred, paid or sustained.

(f) Following the Closing, (i) this Article 11 shall constitute the sole and exclusive remedy for recovery of money Damages by the Parent Indemnified Persons or any Affiliate thereof (including, without limitation, Wright) for all Indemnifiable Matters whether such legal action is based on predecessor or successor liability, contribution, tort, strict liability, breach of contract or any statute, regulation or ordinance, (ii) all applicable statutes of limitations or other claims periods with respect to Claims for Indemnifiable Matters shall be shortened to the applicable Claims periods and survival periods expressly set forth herein and (iii) the Parent Indemnified Persons and their respective Affiliates, including, without limitation, Wright, irrevocably waive any and all rights they may have to make Claims against the Effective Time Holders under statutory and common law as a result of any Damages and any and all other damages or losses incurred by the Parent Indemnified Persons and any Affiliates thereof, including, without limitation, Wright, with respect to this Agreement whether or not in excess of the maximum amounts permitted to be recovered pursuant to this Article 11.

(g) Except for such representations and warranties contained in Article 3, the Company Disclosure Letter and the Company Closing Certificates, each of Parent and Merger Sub acknowledges and agrees that none of the Company or its representatives nor any Effective Time Holder or other Person makes, and each of Parent, Merger Sub and any Affiliate thereof, including, without limitation, Wright, is not relying on, any other express, implied or statutory representation or warranty with respect to the Company or Company Business, any Effective Time Holder or otherwise, including with respect to any projections, forecasts, estimates and budgets for the Company.

(h) Nothing herein shall limit the liability of an Effective Time Holder for any Fraud personally committed by such Effective Time Holder. Notwithstanding anything to the contrary set forth in this Agreement, no Effective Time Holder shall have any liability for any Fraud committed by another Effective Time Holder (provided that, for the avoidance of doubt, the foregoing limit shall not limit the liability of an Effective Time Holder pursuant to Section 11.2(d) hereof).

(i) Notwithstanding anything contained in this Agreement to the contrary, (i) to the extent that any Damages are taken into account as a current liability, or otherwise accounted for, in determining Company Net Working Capital, or otherwise taken into account in the calculation of Total Merger Consideration, (A) no Parent Indemnified Person may recover such Damages through a Claim pursuant to Article 11 and (B) such Damages will not be included in the determination of whether all Damages, in the aggregate, exceed the Deductible and (ii) no Parent Indemnified Person may actually recover the same Damages more than once in respect of a single set of facts or circumstances under more than one representation or warranty in this Agreement, the Company Disclosure Letter or the Company Closing Certificates regardless of whether such facts or circumstances would give rise to a breach of more than one representation or warranty in such documents.

(j) Notwithstanding any other provision of this Agreement, the Effective Time Holders shall not have any liability or indemnification obligation for any Taxes of the Company (i) resulting from any election made under Section 338 of the Code with respect to the Merger, or (ii) resulting from any action taken by the Company at the direction of Parent on the Closing Date after the Closing.

11.4 Notice of Claim.

(a) As used herein, the term “Claim” means a claim for indemnification of Parent or any other Parent Indemnified Person for Damages under this Article 11. Parent may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Parent Indemnified Person, and Parent shall give written notice of a Claim executed by an officer of Parent (a “Notice of Claim”) to the Representative (with a copy to the Escrow Agent) after Parent becomes aware of the existence of any actual Claim by a Parent Indemnified Person for indemnification from the Effective Time Holders under this Article 11, arising out of or resulting from (i) any Indemnifiable Matter listed in the foregoing clauses (a)-(g) of Section 11.2 or (ii) the assertion, whether orally or in writing, against Parent or any other Parent Indemnified Person of a claim, demand or Action brought by a third party against Parent or such other Parent Indemnified Person (in each such case, a “Third-Party Claim”) that is based on, arises out of or relates to any Indemnifiable Matter listed in the foregoing clauses (a)-(d) of Section 11.2.

(b) The period during which claims may be initiated (the “Claims Period”) for indemnification for Claims pursuant to Sections 11.2(a), 11.2(b) or 11.2(e) shall commence at the Effective Time and terminate at 5:00 p.m. Eastern Time on the 15 month anniversary of the Closing Date (the “Escrow Period”). The Claims Period for indemnification for Damages arising out of or resulting from any Fraud by the Company under this Agreement or Claims pursuant to Sections 11.2(c), (f) or (g) shall commence at the Effective Time and terminate upon the expiration of the shortest applicable statute of limitations for the underlying subject matter of such Claim.

(c) Each Notice of Claim by Parent given pursuant to Section 11.4 shall contain the following information:

(i) that Parent or another Parent Indemnified Person has incurred, paid, sustained or accrued, or reasonably anticipates that it will incur, pay, sustain or accrue, Damages in an aggregate stated amount arising from such Claim (which amount may be the amount of damages claimed by a third party in an action brought against any Parent Indemnified Person based on alleged facts, which if true, would give rise to liability for Damages to such Parent Indemnified Person under this Article 11); and

(ii) a brief description, in reasonable detail (to the extent reasonably available to Parent), of the facts, circumstances or events giving rise to such Damages based on Parent’s good faith belief thereof, including (A) the basis for such anticipated liability and the nature of the breach to which such Damages are related, (B) the identity of any third party claimant and (C) copies of any formal demand or complaint from any third party claimant.

(d) No delay on the part of Parent in giving the Representative a Notice of Claim shall relieve the Representative or any Effective Time Holder from any of their respective obligations under this Article 11 unless (and then only to the extent that) the Representative or the Effective Time Holders are materially prejudiced thereby in terms of the amount of Damages for which the Effective Time Holders are obligated to indemnify the Parent Indemnified Persons.

11.5 Defense of Third-Party Claims.

(a) Subject to Section 11.5(c), the Representative shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to Parent, and to defend against, negotiate, settle or otherwise deal with any Third-Party Claims and if the Representative elects to defend against, negotiate, settle or otherwise deal with any Third-Party Claim, it shall within 30 calendar days (or sooner, if the nature of such Third-Party Claim so requires) (the “Dispute Period”) notify Parent of its intent to do so.

(b) If the Representative does not elect within the Dispute Period to defend against, negotiate, settle or otherwise deal with any Third-Party Claim, Parent (on behalf of the applicable Parent Indemnified Person) may defend against, negotiate, settle or otherwise deal with such Third-Party Claim. Notwithstanding anything to the contrary contained herein, the Representative shall be entitled on behalf of the Effective Time Holders, at their expense, to participate in, but not to determine or conduct, the defense of such Third-Party Claim or other Third-Party Claim for which a Parent Indemnified Person assumes the defense. Such Parent Indemnified Person shall have the right in its sole discretion to conduct the defense of any such claim; provided, that the Parent Indemnified Person shall not settle or consent to the entry of judgment with respect to any such claim without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) If the Representative elects to defend against, negotiate, settle or otherwise deal with any Third-Party Claim, such defense, negotiation, settlement or otherwise dealing shall conclusively establish for the purposes of this Agreement that the Third-Party Claims are within the scope of and subject to indemnification and (i) the Representative shall use its commercially reasonable efforts to defend such Third-Party Claim, (ii) Parent (on behalf of the applicable Parent Indemnified Person), prior to the period in which the Representative assumes the defense of such matter, may take such reasonable actions to preserve any and all rights with respect to such matter, without such actions being construed as a waiver of such Parent Indemnified Person’s rights to defense and indemnification pursuant hereto, but with such actions not being determinative of the amount of any Damages except to the extent the Representative’s ability to defend such action is materially prejudiced by such actions and (iii) Parent (on behalf of the applicable Parent Indemnified Person) may participate, at its own expense, in the defense of such Third-Party Claim. Notwithstanding anything in this Agreement to the contrary, the Representative shall not be entitled to assume or maintain control of the defense against a Third-Party Claim if: (i) the claim for indemnification relates to or arises in connection with any criminal or quasi criminal proceeding, action, indictment, allegation, or investigation; (ii) the claim seeks an injunction, specific performance, or any other equitable or non-monetary relief against the Indemnified Party; (iii) the Indemnified Party has been advised in writing by counsel that a conflict of interest exists between the Representative and the Indemnified Party such that the Representative cannot fairly represent the interests of the Indemnified Party in the defense of such claim; (iv) the Representative fails to reasonably demonstrate to the Indemnified Party that it has the financial ability to satisfy any properly noticed Third-Party Claims and such Third Party Claims, if resulting in indemnifiable Damages, would reasonably be expected to exceed the Escrow Cash; or (v) the party bringing the claim is a customer or supplier of the Indemnified Party or the claims relate to employee or regulatory matters (excluding any matters related to Taxes). Notwithstanding anything to the contrary contained herein, the Representative shall not, without the written consent of the Parent Indemnified Person, settle or compromise any Third-Party Claim or permit a default or consent to entry of any judgment (each, a “Settlement”) unless, (w) such Settlement does not involves a finding or admission of any violation of Applicable Law, (x) the claimant and the Representative provide to such Parent Indemnified Person an unqualified release from all liability in respect of the Third-Party Claim, (y) such Settlement does not impose any liabilities or obligations on the Parent Indemnified Person and (z) such Settlement does not include any non-monetary relief.

(d) The parties hereto agree to (i) cooperate with each other in connection with the defense, negotiation or settlement of any such Third-Party Claim, (ii) make available witnesses in a timely manner to provide testimony through declarations, affidavits, depositions, or at hearing or trial and to work with each other in preparation for such events consistent with deadlines dictated by the particular Third-Party Claim and (iii) preserve all documents and things required by litigation hold orders pending with respect to particular Third-Party Claims, and to provide such documents and things to each other, consistent with deadlines dictated by a particular matter, as required by legal procedure or court order, or if reasonably requested by another party hereto, provided such cooperation referenced in clauses (i) through (iii) would not reasonably be expected to result in a waiver of any attorney-client, work product or other privilege.

11.6 Resolution of Notice of Claim. Each Notice of Claim given by Parent shall be resolved as follows:

(a) Uncontested Claims. If, within 30 calendar days after a Notice of Claim is received by the Representative (or sooner, if the nature of such Third-Party Claim so requires), the Representative does not contest such Notice of Claim in writing to Parent as provided in Section 11.6(b), the Representative shall be conclusively deemed to have consented, on behalf of all Effective Time Holders, to the recovery by the Parent Indemnified Person of the full amount of Damages specified in the Notice of Claim in accordance with this Article 11, including the forfeiture of Escrow Cash.

(b) Contested Claims. If the Representative gives Parent written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) (with a copy to the Escrow Agent) within the 30 day period specified in Section 11.6(a), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by Parent and the Representative (a copy of which shall be furnished to the Escrow Agent) or (ii) in the absence of such a written settlement agreement within 30 calendar days following receipt by Parent of the written notice from the Representative, by binding litigation between Parent and the Representative in accordance with the terms and provisions of Section 11.6(c).

(c) Litigation of Contested Claims. Either Parent or the Representative may bring suit in the courts specified in Section 12.1 to resolve the Contested Claim. The decision of the trial court as to the validity and amount of any Claim in such Notice of Claim shall be non-appealable, binding and conclusive upon the parties to this Agreement and the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Cash in accordance therewith. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

11.7 Appointment of Representative.

(a) By voting in favor of the Merger or participating in the conversion of Company Capital Stock, Company Options or Company Warrants, each Effective Time Holder approves the designation of and designates the Representative as the representative of the Effective Time Holders and as the attorney-in-fact and exclusive agent for and on behalf of each Effective Time Holder with respect to Claims for indemnification under this Article 11 and the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by the Representative under this Agreement, the Escrow Agreement and the Representative Engagement Agreement, including the exercise of the power to: (i) give and receive notices and communications to or from Parent (on behalf of itself of any other Parent Indemnified Person) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or the Escrow Agreement expressly contemplates that any such notice or communication shall be given or received by such holders individually); (ii) authorize the release or delivery to Parent of the Escrow Cash in satisfaction of indemnification Claims by Parent or any other Parent Indemnified Person pursuant to this Article 11 (including by not objecting to such Claims); (iii) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to, indemnification Claims by Parent or any other Parent Indemnified Person against the Escrow Cash pursuant to this Article 11; and (iv) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing. The Representative shall have authority and power to act on behalf of each Effective Time Holder with respect to the disposition, settlement or other handling of all Claims against the Escrow Cash under this Article 11 and all rights or obligations with respect to the Escrow Cash arising under this Article 11. Notwithstanding the foregoing, the Representative shall have no obligation to act on behalf of the Effective Time Holders, except as expressly provided herein, in the Escrow Agreement and in the Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. The Representative shall be entitled to: (i) rely upon the Spreadsheet, (ii)

rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Effective Time Holder or other party. The Effective Time Holders shall be bound by all actions and decisions taken and consents and instructions given by the Representative in connection with this Article 11, and all defenses which may be available to any Effective Time Holder to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement, the Escrow Agreement or the Representative Engagement Agreement are waived. Parent and other Parent Indemnified Persons and the Escrow Agent shall be entitled to rely on, and shall be relieved from any liability to any Person for any acts done by them in accordance with, any such action, decision, consent or instruction of the Representative. Notices or communications to or from the Representative shall constitute notice to or from each of the Effective Time Holders. The Person serving as the Representative may resign at any time or may be replaced from time to time by the holders of a majority in interest of the Escrow Cash then on deposit with the Escrow Agent upon not less than 10 calendar days prior written notice to Parent and the Escrow Agent, which notice shall specify the Person replacing the Representative, the effective date of such replacement, the mailing address and telephone and facsimile numbers for such Person and other information reasonably requested by Parent or the Escrow Agent. The powers, immunities and rights to indemnification granted to the Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Effective Time Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Effective Time Holder of the whole or any fraction of his, her or its interest in the Escrow Cash.

(b) In performing the functions specified in this Agreement, neither the Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”) shall be liable to any Effective Time Holder in the absence of gross negligence or willful misconduct on the part of the Representative. Each Effective Time Holder shall severally (based on each such holder’s Pro Rata Share), and not jointly, indemnify, defend and hold harmless the Representative Group from and against any loss, liability, claim, damage, fee, fine, cost, judgment, amount paid in settlement or expense incurred without gross negligence or willful misconduct on the part of the Representative and arising out of or in connection with the acceptance or administration of his duties hereunder, under the Escrow Agreement or under the Representative Engagement Agreement including any out-of-pocket costs and expenses and legal fees and other legal and skilled professionals’ costs reasonably incurred by the Representative and in connection with seeking recovery from insurers (collectively, the “Representative Expenses”). The immunities and rights to indemnification shall survive the resignation or removal of the Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(c) The Expense Cash shall be deposited with the Escrow Agent, to constitute an expense fund and to be governed by the provisions set forth herein and in the Escrow Agreement. The Expense Cash shall be available solely to reimburse the Representative for any Representative Expenses reasonably and actually incurred by the Representative, and shall be released to the Effective Time Holders and the Representative, as the case may be, pursuant to the terms of this Section 11.7 and the Escrow Agreement. The remaining balance of the Expense Cash (if any) shall be paid to the Effective Time Holders promptly (and in any event within 10

Business Days) after the expiration of the Escrow Period in accordance with each such Effective Time Holder’s Pro Rata Share; provided, that, if there are any pending but unresolved indemnification Claims of any Parent Indemnified Person, then all amounts shall remain in escrow and remain available for release to the Representative until all indemnification Claims have been finally resolved and the Representative has been reimbursed in full for all Representative Expenses reasonably and actually incurred and thereafter any remaining Expense Cash shall be released to the respective Effective Time Holders in proportion to their respective Pro Rata Shares. In the event such Representative Expenses exceed the remaining amount of Expense Cash, the Representative shall be entitled to recover such expenses following the expiration of the Escrow Period from the Escrow Cash otherwise distributable to or for the benefit of the Effective Time Holders only at the time of distribution of such amounts (and not distributed or distributable to a Parent Indemnified Person or subject to a pending indemnification Claim of a Parent Indemnified Person) pursuant to the terms hereof and of the Escrow Agreement, and such recovery will be made from the Effective Time Holders according to their respective Pro Rata Shares. No provision of this Agreement or the Escrow Agreement shall require the Representative to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement, the Escrow Agreement or the Representative Engagement Agreement. Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions. For clarity, no Parent Indemnified Person shall have any liability with respect to the Expense Cash, including with respect to the distribution, investment, holding and disposition thereof.

(d) The Representative shall have reasonable access to information about the Surviving Corporation and the reasonable assistance of the Company’s former officers and employees for purposes of performing its duties and exercising its rights hereunder; provided, that, the Representative shall treat confidentially and not use or disclose the terms of this Agreement or any nonpublic information from or about the Surviving Corporation to anyone (except to the Effective Time Holders or the Representative’s employees, attorneys, accountants, financial advisors or authorized representatives on a need to know basis, in each case who agree to treat such information confidentially); provided, however, that neither Parent nor the Surviving Corporation shall be obligated to provide such access or information if it determines, in its reasonable judgment, that doing so would jeopardize the protection of attorney-client privilege. The Representative shall enter into a separate customary confidentiality agreement prior to being provided access to such information if reasonably requested by Parent.

(e) Notwithstanding anything in this Article 11 to the contrary, unless a majority-in-interest of the Effective Time Holders (determined using their respective Pro Rata Shares) shall have notified Parent and the Representative in writing to the contrary, the Representative shall not be empowered or authorized to act as agent or attorney-in-fact for or on behalf of the Effective Time Holders with respect to any indemnification Claim to the extent such Claim seeks recovery from the Effective Time Holders directly (i.e., beyond the Escrow Cash) (“Extended Parent Claim”), meaning that the grants of authority to the Representative contemplated by Section 11.7(a) shall not be applicable with respect to any such Extended Parent Claim.

(f) Certain Effective Time Holders (the “Advisory Group”) have concurrently herewith entered into a letter agreement (the “Representative Engagement Agreement”) with the Representative regarding direction to be provided by the Advisory Group to the Representative. The Advisory Group shall incur no liability to the Effective Time Holders for any liability incurred by the members of the Advisory Group while acting in good faith and arising out of or in connection with the acceptance or administration of their duties (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith), even if such act or omission constitutes negligence on the part of the Advisory Group or one of its members. This indemnification shall survive the termination of this Agreement or the Escrow Agreement.

11.8 Treatment of Indemnification Payments. The Company Securityholders, the Representative and Parent agree to treat (and cause their Affiliates to treat) any payment received pursuant to this Article 11 as adjustments to the Total Merger Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.

11.9 Materiality For purposes of calculating the amount of Damages to which a Parent Indemnified Person is entitled under this Article XI, the terms “material,” “materiality,” and “Material Adverse Effect” as used in any representation or warranty set forth in this Agreement will be disregarded.

ARTICLE 12

MISCELLANEOUS

12.1 Governing Law. The internal laws of the State of Delaware, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of first, the Court of Chancery within New Castle County in the State of Delaware (and any appellate court thereof located within such county) and to the extent such Court of Chancery (or appellate court thereof located within such county) lacks jurisdiction over the matter, the Federal courts of the United States of America located within New Castle County in the State of Delaware (or appellate court thereof located within such county) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Section 11.6(c)), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12.9 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in New Castle County, Delaware.

12.2 Assignment; Binding Upon Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of Parent, including any successor to, or assignee of, all or substantially all of the business and assets of Parent. Except as set forth in the preceding sentence, no party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto; provided, however, (i) Parent may assign this Agreement to any direct or indirect wholly-owned Subsidiary provided that such assignment shall not relieve Parent of its obligations hereunder and (ii) Parent and any Subsidiary assignee pursuant to clause (i) may collaterally assign its rights under this Agreement to their lenders as security for their obligations under any of their secured debt financing agreements. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this provision shall be void.

12.3 Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

12.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

12.5 Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any State having jurisdiction. However, notwithstanding the foregoing, following the Closing, Section 11.3(f) shall exclusively control regarding remedies sought by any Parent Indemnified Person (or Affiliate thereof, including, without limitation, Wright), or against any Effective Time Holder, under this Agreement.

12.6 Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto as provided in this Section 12.6 at any time before or after adoption of this Agreement by the Company

Stockholders, but, after such adoption, no amendment shall be made which by Applicable Law requires the further approval of the Company Stockholders without obtaining such further approval. At any time prior to the Effective Time, each of Company and Parent, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties made to it contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension shall be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

12.7 Expenses. Except as otherwise provided herein, whether or not the Merger is successfully consummated, each party shall bear its respective legal, auditors’, investment bankers’ and financial advisors’ fees and other expenses incurred with respect to this Agreement, the Merger and the transactions contemplated hereby.

12.8 Attorneys’ Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court (including costs, expenses and fees on any appeal). The prevailing party shall be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

12.9 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service; provided that with respect to notices delivered to the Representative, such notices must be delivered solely via facsimile or via email. Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile, three calendar days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 12.9:

If to Wright, Parent or Merger Sub:

Wright Medical Group N.V.

1023 Cherry Road

Memphis, TN 38117

Attention: Lance A. Berry, Senior Vice President and Chief Financial Officer and James A. Lightman, Senior Vice President and General Counsel

Facsimile No.: (901) 867-4423 and (901) 867-4398

Telephone No.: (901) 867-9971 and (901) 867-4743

with a copy (which shall not constitute notice) to:

Bass, Berry & Sims PLC

100 Peabody Place, Suite 1300

Memphis, TN 38103

Attention: Richard Mattern

Facsimile No.: (901)543-5999

Telephone No.: (901)543-5933

If to the Company:

Cartiva, Inc.

6120 Windward Parkway

Suite 220

Alpharetta, GA 30005

Attention: Timothy Patrick

Facsimile No.: (770) 754-3808

Telephone No.: (770) 754-3800

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive

Suite 900

Boston, MA 02210

Attention: Jay K. Hachigian and Richard R. Hesp

Facsimile No.: 617 648 9102; 617 648 9223

Telephone No.: 617 648 9101; 617 648 9230

If to the Representative:

Fortis Advisors LLC

Attention: Notice Department

Facsimile No.: (858) 408-1843

Email: notices@fortisrep.com

12.10 Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include”, “include” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. “$” and “dollar” shall mean United States of America dollars. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the Subsidiaries of an Entity shall be deemed to include all direct and indirect Subsidiaries of such Entity. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

12.11 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 12.11.

12.12 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

12.13 Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, consultant, contractor, Affiliate, stockholder or partner of any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; except that Section 6.5 is intended to benefit the Company Indemnified Parties and Article 11 is intended to benefit the Parent Indemnified Persons.

12.14 Public Announcement. Upon execution of this Agreement, Parent may issue a press release announcing the proposed Merger. Parent will provide the Company with a reasonable opportunity to review and comment on such press release, and the ultimate content of such press release shall be mutually agreed by Parent and the Company. Prior to the publication of such initial press release, neither party shall make any public announcement relating to this Agreement or the transactions contemplated hereby (except as may be required by law). Thereafter, Parent may issue such press releases, and make such other public statements regarding the Merger, as it reasonably determines are required under Applicable Law or regulatory rules (including any listing agreement with any securities exchange or stock market) and the Company shall not issue any press release or make any public statement regarding the Merger or Parent or Parent’s business without first consulting with Parent (including by providing Parent the opportunity to review and comment thereon) and obtaining Parent’s prior written agreement to such press release or public statement, except as the Company reasonably determines is required by Applicable Law (in which case it shall notify Parent a reasonable time in advance of any such press release or public statement).

12.15 Confidentiality. The Company and Parent each confirm that they have entered into the NDA and that they are each bound by, and shall abide by, the provisions of such NDA. If this Agreement is terminated, the NDA shall remain in full force and effect, and all copies of documents containing confidential information of a disclosing party shall be returned by the receiving party to the disclosing party or be destroyed, as provided in the NDA. The existence and terms of this Agreement, the Company Ancillary Agreements, Merger Sub Ancillary Agreements, Parent Ancillary Agreements and the documents and instruments contemplated hereby and thereby, and the transactions contemplated hereby and thereby, shall constitute “Confidential Information” under such NDA.

12.16 Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Company Ancillary Agreements, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the NDA. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

12.17 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

12.18 Consent to Representation; Conflict of Interest. If the Representative so desires, acting on behalf of the Company Securityholders and without the need for any consent or waiver by Company, Parent, Merger Sub or Wright, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP (“Gunderson”) shall be permitted to represent the Company Securityholders after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Gunderson shall be permitted to represent the Company Securityholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction, or dispute (including any litigation, arbitration, or other adversary proceeding) with Parent, the Company, or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Parent, Merger Sub, Wright, and the Company further agree that, as to all communications among Gunderson and the Representative and the Company Securityholders and their respective Affiliates (individually and collectively, the “Seller Group”) that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the exception of client confidence belongs solely to the Seller Group and may be controlled only by the Seller Group and shall not pass to or be claimed by Parent, Merger Sub, Wright and Company, because the interests of Parent and its Affiliates were directly adverse to the Company, the Company Securityholders and the Representative at the time such communications were made. This right to the attorney-client privilege shall exist even if such communications may exist on the Company’s computer system or in documents in the Company’s possession. Notwithstanding the foregoing, in the event that a dispute arises between Parent, Merger Sub, and the Company, on the one hand, and a Person other than a party to this Agreement, on the other hand, after the Closing, the Company may assert the attorney-client privilege to prevent disclosure to such third-party of confidential communications by Gunderson to the Company; provided, however, that the Company may not waive such privilege without the prior written consent of the Representative.

12.19 Wright Guaranty. In consideration of the covenants, agreements and undertakings of the Company contained in this Agreement, Wright hereby agrees to take all action necessary to cause Parent to perform all of its agreements, covenants and obligations under this Agreement. Wright unconditionally and irrevocably guarantees to the Company, and its permitted successors and assigns, the full, prompt and complete payment and performance by Parent of all of the covenants, conditions, agreements and obligations of the Parent contained in this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Parent under this Agreement. This is a guarantee of payment and performance. Wright hereby waives diligence, protest, presentment, all notice of default by the Parent, demand of performance, filing of any claim, any right to require any proceeding first or pursual of any other remedy against Parent. Wright hereby consents to any extension that may be given by the Company to the Parent of time of payment or performance, or otherwise in connection with the performance of its obligations set forth in this Section 12.19. The obligations of Wright to guarantee Parent’s obligations pursuant to this Section 12.19 shall be construed as a continuing absolute and unconditional obligation of Wright to guarantee the payment and performance of the transactions contemplated hereby. Wright hereby represents and warrants to the Company that (a) Wright has all requisite public limited liability company (naamloze vennootschap) power and authority to enter into, execute, deliver and perform its obligations under this Agreement; (b) the execution, delivery and performance by Wright of this Agreement and actions contemplated hereby have been duly and validly approved and authorized by all necessary public limited liability company (naamloze vennootschap) action on the part of Wright and (c) this Agreement is a valid and binding obligation of Wright, enforceable against Wright in accordance with its terms.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

WRIGHT MEDICAL GROUP, INC.

By:	/s/ Lance A. Berry
Name:	Lance A. Berry
Title:	Senior Vice President, Chief Financial Officer

BRAVES WMS, INC.

By:	/s/ Lance A. Berry
Name:	Lance A. Berry
Title:	President

WRIGHT MEDICAL GROUP N.V. (SOLELY FOR PURPOSES OF THE INTRODUCTORY PARAGRAPH, THE RECITALS AND ARTICLE 12)

By:	/s/ Lance A. Berry
Name:	Lance A. Berry
Title:	Senior Vice President and Chief Financial Officer

CARTIVA, INC.

By:	/s/ Timothy J. Patrick
Name:	Timothy J. Patrick
Title:	President and Chief Executive Officer

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

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LIST OF EXHIBITS

Exhibit A-1	List of Signatories to Stockholder Consent

Exhibit A-2	Form of Stockholder Consent

Exhibit B	Form of Employment Offer Letter

Exhibit C	List of Requested Signatories to Employment Offer Letter

Exhibit D	Form of Post-Closing Noncompetition, Non-Solicitation and Confidentiality Agreement